Exhibit 99.3

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2017

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
Suite 2100, 79 Wellington St W. Toronto, ON, Canada M5K 1H1	BVL: SMT www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	2017 OPERATING AND FINANCIAL highlights	4

4.	OUTLOOK	10

5.	RESULTS OF OPERATIONS	19

6.	SUMMARIZED FINANCIAL RESULTS	31

7.	QUARTERLY FINANCIAL REVIEW	37

8.	LIQUIDITY AND CAPITAL RESOURCES	40

9.	safety, health and environment	41

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS	41

11.	OTHER RISKS AND UNCERTAINTIES	45

12.	NON-IFRS PERFORMANCE MEASURES	50

13.	RELATED PARTY TRANSACTIONS	55

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	56

15.	OFF BALANCE SHEET ARRANGEMENTS	59

16.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	59

17.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	60

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) consolidated financial statements for the year ended December 31, 2017 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of March 20, 2018 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE MKT”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE MKT. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Gordon Babcock B.Sc., P. ENG., Chief Operating Officer, Sierra Metals, is the qualified person as defined in National Instrument 43-101 (“NI 43-101”) relating to operational scientific and technical information of Sierra Metals which have been included in this MD&A.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add high value tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the recently announced Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

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Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

3.	2017 OPERATING AND FINANCIAL highlights

(In thousands of dollars, except per share and cash cost amounts, consolidated	Three Months Ended		Year Ended
figures unless noted otherwise)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Operating
Ore Processed / Tonnes Milled	509,488	517,705	1,988,738	2,034,465
Silver Ounces Produced (000's)	496	789	2,317	2,979
Copper Pounds Produced (000's)	7,471	6,153	26,775	23,390
Lead Pounds Produced (000's)	5,736	9,990	29,704	40,551
Zinc Pounds Produced (000's)	19,545	17,039	76,088	56,610
Gold Ounces Produced	1,591	1,867	6,197	8,604
Copper Equivalent Pounds Produced (000's)[1]	21,856	24,969	90,354	91,398
Zinc Equivalent Pounds Produced (000's)[1]	47,287	51,229	193,152	211,583
Silver Equivalent Ounces Produced (000's)[1]	4,078	3,533	14,865	11,798

Cash Cost per Tonne Processed	$50.57	$40.05	$46.87	$40.47
Cost of sales per AgEqOz	$7.91	$7.17	$7.75	$8.72
Cash Cost per AgEqOz[2]	$7.54	$6.84	$7.41	$8.58
AISC per AgEqOz[2]	$12.42	$12.92	$12.34	$15.11
Cost of sales per CuEqLb[2]	$1.48	$1.01	$1.27	$1.02
Cash Cost per CuEqLb[2]	$1.41	$0.97	$1.22	$1.00
AISC per CuEqLb[2]	$2.32	$1.83	$2.03	$1.77
Cost of sales per ZnEqLb[2]	$0.68	$0.49	$0.60	$0.45
Cash Cost per ZnEqLb[2]	$0.65	$0.47	$0.57	$0.44
AISC per ZnEqLb[2]	$1.07	$0.89	$0.95	$0.80

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.57	$0.43	$0.50	$0.42
AISC per ZnEqLb (Yauricocha)[2]	$0.90	$0.74	$0.78	$0.71
Cash Cost per CuEqLb (Bolivar)[2]	$1.72	$1.00	$1.49	$1.12
AISC per CuEqLb (Bolivar)[2]	$3.03	$2.59	$2.68	$2.21
Cash Cost per AgEqOz (Cusi)[2]	$18.67	$12.88	$15.38	$9.37
AISC per AgEqOz (Cusi)[2]	$36.33	$24.42	$33.90	$18.60
Financial
Revenues	$51,170	$41,825	$205,118	$143,180
Adjusted EBITDA[2]	$19,208	$15,985	$81,034	$41,887
Operating cash flows before movements in working capital	$17,812	$16,197	$79,785	$44,303
Adjusted net income attributable to shareholders[2]	$3,241	$3,516	$23,482	$7,006
Net income (loss) attributable to shareholders	$2,118	$(5,076)	$(4,645)	$(12,265)
Cash and cash equivalents	$23,878	$42,145	$23,878	$42,145
Working capital	$(6,784)	$9,576	$(6,784)	$9,576

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

2017 Operational Highlights and Growth Initiatives

During 2017, silver equivalent production increased by 26%, copper equivalent production decreased 1%, and zinc equivalent production decreased by 9% compared to 2016. During Q4 2017, silver equivalent production increased by 15%, copper equivalent production decreased 12%, and zinc equivalent production decreased by 8% compared to Q4 2016. The decrease in metal production was due to lower production in Mexico, partially offset by record throughput, which led to an increase in production, in Peru. The temporary decrease in metal production in Q4 2017 compared to Q4 2016 was primarily due to lower throughput, head grades, and recoveries at the Bolivar Mine, and decreases in throughput and recoveries at the Cusi Mine.

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Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Similar to the successful program at Yauricocha in Peru, which began in 2015, the Company has engaged in an operation turnaround program in Mexico to modernize operations, improve production, and lower costs. The Company has already realized a 2% increase in throughput at Bolivar and a 23% increase at Cusi in Q4 2017 compared to Q3 2017, and further throughput increases are expected to continue during the first half of 2018. Equivalent metal production variances are partially the result of differences in realized metal prices used in the equivalent metal calculations for both periods.

Mexican operations have seen quarterly improvements over the last two quarters. At Bolivar, there have been increases in tonnages as a result of new equipment purchases, which have allowed more minable stopes to be incorporated into the mine plan. At Cusi, the Company has changed its focus from mining the existing narrow vein structures to the recently discovered Santa Rosa de Lima zone, which has significantly larger widths and higher grades. Cusi reported a significant improvement in metal recoveries, and the 2018 guidance is based on projections which reflect the potential for record silver production and lower costs, as a result of the restructuring program performed during the second half of 2017, which focused on the mining of the Santa Rosa de Lima structure. Both mines have also benefitted from successful improvement efforts in metallurgical recoveries, which have increased during Q4 2017 compared to previous quarters.

Brownfield exploration programs remains a key aspect at all three of our mines and we are very optimistic that they will continue to add high value tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar with the Bolivar West and Northwest zones as well as at Cusi with the recently announced Santa Rosa de Lima Zone. When combined with our continued production optimization program, it should lead to substantial growth, not only in production with lower costs, but most importantly in shareholder value.

2017 Consolidated Production Highlights

•	Silver equivalent production of 14.9 million ounces; a 26% increase from 2016
•	Copper equivalent production of 90.4 million pounds; a 1% decrease from 2016
•	Zinc equivalent production of 193.2 million pounds; a 9% decrease from 2016
•	Total of 2.0 million tonnes processed; a 2% decrease from 2016
•	Completion of key aspects of operational improvements and turnaround plan in Mexico

Fourth Quarter 2017 Production Highlights

•	Silver equivalent production of 4.1 million ounces; a 15% increase from Q4 2016
•	Copper equivalent production of 21.9 million pounds; a 12% decrease from Q4 2016
•	Zinc equivalent production of 47.3 million pounds; an 8% decrease from Q4 2016
•	Total of 498,199 tonnes processed; a 4% decrease from Q4 2016
•	Tonnage at Bolivar and Cusi increased during Q4 2017 as key components of the operational improvement and turnaround plan were completed

5

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

2017 Consolidated Financial Highlights

•	Revenue from metals payable of $205.1 million in 2017 increased by 43% from $143.2 million in 2016. Higher revenues are primarily attributable to the 14% increase in throughput, the increase in copper, and zinc head grades, and higher recoveries for all metals, except gold, at Yauricocha; and the increase in the prices of copper (26%), lead (26%), and zinc (35%) in 2017 compared to 2016; this was partially offset by a 7% decrease in throughput and lower head grades and recoveries for all metals, except gold recoveries, at Bolivar; and a 53% decrease in throughput and lower head grades for all metals, except gold, and lower recoveries of all metals, except zinc, at Cusi;

•	Yauricocha’s cost of sales per zinc equivalent payable pound was $0.54 (2016 - $0.44), cash cost per zinc equivalent payable pound was $0.50 (2016 - $0.42), and all-in sustaining cash cost (“AISC”) per zinc equivalent payable pound was $0.78 (2016 - $0.71) for 2017 compared to 2016. The increase in the AISC per zinc equivalent payable pound for 2017 compared to 2016 were the result of increased sustaining capital expenditures, which included a substantial amount of infill drilling, ventilation improvements, equipment purchases, and plant improvements. The increase was also a result of temporary increases to the mining costs, partially due to timing; as well as slight increases related to infill drilling and drift development costs that will be utilized within one year, and thus are included in operating costs. This was partially offset by lower treatment and refining costs incurred during 2017 compared to 2016, resulting from improved terms on re-negotiated sales contracts with our off-takers, which helped offset higher sustaining capital expenditures;

•	Bolivar’s cost of sales per copper equivalent payable pound was $1.54 (2016 - $1.31), cash cost per copper equivalent payable pound was $1.49 (2016 - $1.12), and AISC per copper equivalent payable pound was $2.68 (2016 - $2.21) for 2017 compared to 2016. The increase in the AISC per copper equivalent payable pound during 2017 was due to a decrease in copper equivalent payable pounds as a result of 7% lower throughput, as well as an increase in sustaining capital expenditures related to the various equipment purchases made by the Company during the year in an effort to improve equipment availability and increase tonnage;

•	Cusi’s cost of sales per silver equivalent payable ounce was $12.51 (2016 - $5.47), cash cost per silver equivalent payable ounce was $15.38 (2016 - $9.37), and AISC per silver equivalent payable ounce was $33.90 (2016 - $18.60) for 2017 compared to 2016. AISC per silver equivalent payable ounce increased due to the 53% decline in throughput which resulted in fewer silver equivalent payable ounces as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades;

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Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

•	Adjusted EBITDA (1) of $81.0 million for 2017 increased compared to $41.9 million in 2016. The increase in adjusted EBITDA in 2017 was primarily due to the $56.9 million increase in revenues at Yauricocha, discussed previously;

•	Net income (loss) attributable to shareholders for 2017 was $(4.6) million (2016: $(12.3 million)) or $(0.03) per share (basic and diluted) (2016: $0.08). The net loss incurred in 2017 included a $4.4 million non-cash loss on the distribution of Cautivo Mining Inc. assets to Sierra shareholders;

•	Adjusted net income attributable to shareholders (1) of $23.5 million, or $0.14 per share, for 2017 was higher than the adjusted net income of $7.0 million, or $0.04 per share for 2016;

•	A large component of the net income (loss) for every period is the non-cash depletion charge in Peru, which was $31.4 million for 2017 (2016: $24.4 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The increase in the non-cash depletion charge in 2017 was due to the reduction in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on August 11, 2016. Also, the increase in tonnes mined during 2017 compared to 2016 resulted in a higher depletion charge;

•	Cash flow generated from operations before movements in working capital of $79.8 million for 2017 increased compared to $44.3 million in 2016. The increase in operating cash flow is mainly the result of higher revenues generated and higher gross margins realized; and

•	Cash and cash equivalents of $23.9 million and working capital of $(6.8) million as at December 31, 2017 compared to $42.1 million and $9.6 million, respectively, at the end of 2016. Cash and cash equivalents have decreased by $18.3 million during 2017 due to $54.5 million of operating cash flows being offset by capital expenditures incurred in Mexico and Peru of $(51.6) million, repayment of loans, credit facilities and interest of $(47.5) million, dividends paid to non-controlling interest shareholders of $(3.4) million, and proceeds from issuances of loans and credit facilities of $29.8 million. Included in the $54.5 million of operating cash flows were negative changes in non-cash working capital items of $7.9 million due to the increase accounts receivable and decrease in deferred revenue as at December 31, 2017.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Project Development

•	The Company provided an updated Mineral Reserve Estimate at the Company’s Yauricocha Mine (press release dated October 26, 2017). Previously the Company had also provided an updated Mineral Resource Estimate at the Company’s Yauricocha Mine (press release dated September 28, 2017). The NI 43-101 Technical Report was filed on SEDAR and was prepared by SRK Consulting (U.S.) Inc.;

•	The Company provided an updated NI 43-101 Technical Report on the Cusi Mine (press release dated February 12, 2018). Previously, the Company had also provided an updated Mineral Resource Estimate at the Cusi Mine (press release dated December 29, 2017). The NI 43-101 Technical Report was filed on SEDAR and was prepared by SRK Consulting (U.S.) Inc.;

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Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

•	Mine development at Bolívar during Q4 2017 totaled 963 meters. Most of these meters (663) were developed to prepare stopes for mine production. The remainder of the meters (232) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping, and 68 meters of raises; and

•	During Q4 2017, at the Cusi property, mine development totaled 1,172 meters, and 846 meters of infill drilling was carried out inside the Mine.

Exploration Highlights

Peru:

During Q4 2017, the Company drilled 204 holes totaling 9,424 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Cuye (Levels 1320 & 1370): 5 holes totaling 1,748 meters have intercepted the mineralized structure and economic mineral;
•	Contacto Sur Medio II (Level 1070 Central Mine Zone): 3 holes totaling 525 meters to explore the area on levels 1120 & 170, has intercepted mineralized sections with high grade mineralization;
•	Huamanrripa (Level 720 Central Mine Zone): 1 hole of 1,149 meters with the objective of exploring and verifying geological anomalies based on the Titan 24 geophysical study;
•	Escondida West (870 level Cachi Cachi): 1 hole totaling 759 meters with the objective of exploring and verifying geological anomalies based on the Titan 24 geophysical study;

Definition Drilling:

•	Antacaca (Level 970): 15 holes totaling 1,329 meters to define the orebody on the 970 level, floors 16 and 8;
•	Esperanza (920 levels): 8 holes totaling 992 meters to define and provide higher certainty on the size and quality of the orebody;
•	Esperanza North (920 level): 7 holes totaling 685 meters to determine the continuity of the orebody from the 920 level to floor 8 on the 870 level;
•	Antacaca Sur (970 level): 11 holes totaling 1,002 meters which have intercepted lead and silver oxides, and structures with polymetallic mineral;
•	Mascota (1120 level, piso 8): 3 holes totaling 292 meters to further define the orebody;
•	Catas (Levels 970 & 1020): 10 holes totaling 943 meters to further define the orebody;
•	Karlita (870 Level): 5 holes totaling 535 meters to further define the orebody.

Positive Drill Results on Wide High-Grade Structures from the Cuye Zone at the Yauricocha Mine

On December 19, 2017, the Company announced drilling results demonstrating new limestone replacement mineralization at the Cuye Zone extension located within the Central Mine at Yauricocha.

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Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The drill results represent the existence of high-grade polymetallic mineralization at the Northern extension of Cuye, and suggest the possibility of even further mineralization at depth specifically from the copper sulphide orebodies which contain significant widths. The Central Mine area contains several high-grade mineralized areas opening the possibility for further discovery of additional orebodies along the Yauricocha fault.

The results from Cuye demonstrate high-grade, sulphide mineralized sectors containing primarily silver, copper, lead and zinc. The potential still exists for further extensions, within the Cuye zone which remains open at depth. The exploration completed at depth demonstrates considerable widths and high-grade nature of these orebodies. The significance of this information is that prior exploration programs at Yauricocha have not typically assayed the intrusive rocks, as the mineralization was considered to occur in the contact of the intrusive and the volcanics. The existence of disseminated copper mineralization in the intrusive rock formation opens a new exploration horizon previously unknown and a new interpretation of the sources of copper mineralization in the Yauricocha district.

11 holes were executed from the 1070 level of the Yauricocha Mine in the Cuye area. These holes intercepted polymetallic sulphide mineralization containing high-grade silver, zinc, copper and lead zones over significant widths. These results demonstrate the potential for high grade mineralization within the reported area, and more importantly indicate the continued existence of extensive mineralization at depth. These results come as part of an ongoing brownfield drilling program testing priority targets at the Yauricocha Mine.

Drill hole highlights include:

	From	To		Ag	Pb	Cu	Zn	Au
Hole No.	m	m	Width	g/t	%	%	%	g/t
CUY 17-17-07	251.0	268.0	over 15 m	17	0.01	1.68	0.35	0.46
CUY 17-17-09	307.6	374.0	over 66 m	11	0.01	1.85	0.05	0.28
CUY 17-17-10	191.8	207.4	over 15 m	91	0.59	0.41	4.39	0.13
CUY 17-17-10	234.0	249.0	over 15 m	13	0.03	0.56	3.15	0.46
CUY 17-17-10	249.0	293.0	over 44 m	9	0.00	1.43	0.10	0.61

Confirmation of the Extension of Wide, High-Grade Structures at the Cuye Zone at the Yauricocha Mine

On February 7, 2018, the Company announced additional drill results from the Cuye Zone, including an intersection of 99 meters @ 1.48% Cu, 12 g/t Ag, 0.05% Zn, 0.01% Pb and 0.7 g/t Au.

•	Copper sulphide mineralized areas have been defined containing intersections of more than 99 meters which remain open at depth
•	Mineralized areas noted in core continue to identify large dioritic intrusive inclusions which previously were never studied and are the widest intercepts of copper mineralization in Sierra Metals history. This suggests a new geological interpretation concept in the intrusive rocks with potentially larger dimensions

9

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

•	Drill hole 13 intercepted over 120 meters of continued high grade polymetallic and copper mineralization and included a 21-meter intercept of polymetallic mineralization followed by a 99-meter copper sulphide intercept

Drill hole highlights include:

	From	To		Ag	Pb	Cu	Zn	Au
Hole No.	m	m	Width	g/t	%	%	%	g/t
CUY 17-17-12	286.2	303.0	over 17 m	13	0.01	1.58	0.89	0.62
CUY 17-17-12	303.0	334.0	over 31 m	2.4	0.01	0.33	0.00	0.00
CUY 17-17-13	316.3	337.3	over 21 m	91	1.18	1.58	6.33	0.30
CUY 17-17-13	337.3	436.3	over 99 m	12	0.01	1.48	0.05	0.70
CUY 17-17-14	209.3	253.7	over 44 m	14	0.13	1.04	0.33	0.50

To date, 14 holes have been executed from the 1070 level of the Yauricocha Mine in the Cuye area. These holes have intercepted polymetallic sulphide mineralization containing high-grade silver, zinc, copper and lead zones over significant widths. These results demonstrate the potential for high-grade mineralization within the reported area and more importantly indicate the continued existence of extensive mineralization at depth.

Mexico:

Bolivar

•	At Bolívar during Q4 2017, 10,402 meters were drilled from surface as well as diamond drilling within the mine. 1,766 meters were drilled within the mine, 328 meters within Bolivar Northwest and 1,438 meters from Chimney 2. Diamond drilling from surface totaled 8,636 in the Bolivar Northwest area, exploring the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. This area will continue to be explored during 2018.

Cusi:

•	The Company drilled 846 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins and 153 meters on surface.

4.	OUTLOOK

The Company is focused on improving operating performance through the production of higher value ore, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value. Significant increases to the resources at the Cusi Mine, as well reserves and resources at the Yauricocha Mine resulted from updated 43-101 Technical Reports released during 2017. This will be followed by an updated 43-101 Technical Report on the reserves and resources for the Bolivar Mine in Mexico during Q2 2018.

10

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The Company’s focus this year is to initiate preliminary scoping / PEA studies for all three mines, with the intent of production optimization at all sites. These PEA’s will be followed by Prefeasibility and Feasibility studies to finalize future operational production increases and or maintain operations at a status quo. In addition to these work programs, the Company will also focus on including reviews of plant optimization strategies, mine shaft and infrastructure improvements, and review of processing plant efficiencies.

During 2018 at the Yauricocha Mine, the final infrastructure for the Yauricocha tunnel will be completed. This will enable the mine to have a direct run to the mill, which will result in a faster turn-around in the cycle time of the trolley locomotives. In the long run, this will allow for more capacity to handle larger volumes of waste and ore. This tunnel also provides another ventilation inlet to the mine, which benefits the current ventilation system. The tunnel has been driven in a limestone host area of the mine which is in more favorable ground conditions as compared to the Klepetko tunnel. The tunnel should be fully operational by the beginning of Q3 2018.

The 2018 work program for the Yauricocha shaft is to sink the shaft to the 1270 level, and to cut a loading pocket below the 1170 working level. This pocket will handle waste and ore from two streams in a multi feed raise configuration. Three loading points will be excavated on the 1170 level, with each having a grizzly cover, and independent discharge points for locomotive track haulage, and trackless haulage equipment. A mobile rock-breaker will handle any oversize muck encountered on the grizzly platforms. The company estimates this facility will be operational in 2020.

The Company’s emphasis at Yauricocha will continue to be on the production of higher value ore, including an estimated 450,000 tonnes of ore feed from the Esperanza Zone during 2018. This effort is expected to continue to improve the Company’s operating margins and cash flow generation within a recently improved, but historically softer metals price environment.

The updated Reserve and Resource Estimates more than doubled the previous mine life at current throughput levels and when compared to the previous estimate from August 2016, as the Company has realized a 134% increase to the mineral reserves for Yauricocha. The mineral reserves now consist of 8,917,000 tonnes averaging 48.3 g/t silver, 1.2% copper, 0.8% lead, 2.4% zinc and 0.5 g/t gold representing a 134% increase to the previous Reserve Estimate. These increases represent a significant amount of additional drilling and mine exploration development work completed at the Yauricocha Mine. This will allow the Company to look at potential production increases going forward, as well as continuing our brownfield exploration programs over the next year with the aim of further mineral resource expansions.

Brownfield exploration remains a key component of the Company’s growth program. The Company has budgeted drilling campaigns of 70,000 meters to be performed during 2018. Promising drill results from the Cachi-Cachi Mine confirm the existence of important high grade mineralized areas and unlocks the possibility of discovering additional orebodies along the Yauricocha fault between the Esperanza and Cachi-Cachi ore bodies. The Company is planning to mine the Escondida zone in 2018 on the level 920 at Cachi-Cachi. The successful drill results from the Cuye Zone demonstrating new limestone replacement mineralization at the Cuye Zone extension located within the Central Mine at Yauricocha, provides the Company with additional opportunities to add to the previously increased reserves and resources at the mine.

11

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The Company is currently focused on the operational improvement program taking place at its Bolivar and Cusi Mines in Mexico, focusing on modernizing operations, improving production, and reducing unit costs. The program to date has focused on strengthening the corporate team, adding technical expertise at the projects, improvements to production capacity through mine design, planning and sequencing, and improving metals production through improvements to the metallurgical recovery process and ore throughput. At both the Bolivar and Cusi Mines, the long-term intent is to implement sub-level long-hole stope drilling to improve productivity in the current operations.

The Company continues to define higher grade ore sources at Bolivar West and Bolivar Northwest which are expected to come into the mine plan by the second half of 2019. However, as a short-term planning strategy, the Bolivar Mine continues to focus on developing and mining the El Gallo Inferior zone to centralize operations, optimize equipment usage and to improve productivity. Two re-furbished ball mills were purchased during Q4 2017 and are being installed at the Mal Paso and Piedras Verdes Mills. The additional ball mill being installed at the Piedras Verdes Plant will provide flexibility for the Company’s milling operations. Bolivar production for 2018 is expected to reach 3,000 tonnes per day in Q1 2018, and to reach 3,500 tpd during Q3 or Q4 2018. Metallurgical recoveries are expected to remain at current levels for 2018. The Company has been successful increasing tonnage at Bolivar through the commissioning of 13 new pieces of equipment. The new equipment along with the best use of existing mine infrastructure and equipment will help to maximize ore delivery to the processing plant.

The Company is currently finalizing an updated 43-101 Technical Report for the Bolivar Mine which is expected to be released during Q2 2018.

At the Cusi Mine, the Company is focused on completing access, development and production of the Santa Rosa de Lima zone, which has wider structures and higher silver grades than the narrow veins currently being mined. The Company has reached the Santa Rosa de Lima structure and is currently developing drifts to mine this area. The Company is currently mining selected higher-grade structures at the old mine, in addition to campaigning development ore from the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi. The Company expects to gradually increase tonnage from the Santa Rosa de Lima zone as well as other zones in the areas previously developed with a different mandate to produce from disseminated mineralized zones until the mill is operating at its capacity of 650 tonnes per day. It is expected that the main supply of ore in-terms of tonnage and grade will come from Santa Rosa de Lima, in conjunction with other zones such as Promontorio, and Azucarera, starting in Q2 2018. Additionally, structural development at the Santa Rosa de Lima zone will be completed using long hole mining versus the existing cut and fill methodology which should result in lower costs going forward.

A scoping/ PEA study are underway to review economic options which will define parameters for increased production and the implementation of a potential new plant at the Cusi Mine operation. This will be followed up with a prefeasibility study and capex estimate study to follow through with a future potential new Cusi plant and underground infrastructure to support an increased production rate at Cusi. This is targeted for the second half of 2018. At year end 2017, the Company purchased a second ball mill (8x14) from Canada slated for installation in the Mal Paso plant by year end 2018. The successful implementation of this newly purchased re-furbished ball mill at the Mal Paso Plant will allow the Company to ramp production up to 1,200 tpd by January 2019.

12

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The Company has also been focused on improving metallurgical recoveries at both mills in Mexico and has successfully achieved consistently higher metallurgical recovery levels to an average level of 82% at the Piedras Verdes Mill located at the Bolivar Mine and to an average level of 83% at the Malpaso Mill located near the Cusi Mine. This has been accomplished through a reduction in the grind size of the ore processed to a particle size distribution level of P80 allowing for the optimal release of mineralization, and milling throughput. Additionally, at the Cusi Mine recoveries have been increased through the identification, classification and individual treatment of separated ore types. The separated ore types are then processed through individual campaigns, and through the addition of lime, recoveries are increased. Furthermore, at Cusi the Company has also implemented a comprehensive cost analysis for each campaign sent to the mill to ensure that only economic ore is processed which also helps to control mill expenses and improve operating margins. Studies are underway to define capital requirements to expand the Yauricocha, Cusi, and Bolivar mines in the following areas: New tailings facilities, mine development and plant expansions during the second half of 2018.

The Company has a history of strong operating cash flow generation, as evidenced by $79.8 million of operating cash flows before movements in working capital generated during 2017, and had cash and cash equivalents of $23.9 million as at December 31, 2017. The Company has been successful in maintaining positive cash flow generation from its existing operations in order to reduce debt levels, fund required capital expenditures, and maintain liquidity. The Company’s objective of reducing debt levels equal to or less than 1 times EBITDA was reached during 2017 as 2017 Adjusted EBITDA of $81 million was greater than the $65 million of debt on the books at year end. The Company continues to believe that its treasury, future cash flows, and potential ATM financing will be adequate to finance the capital expenditures budgeted at each of the three mines.

Filing of Preliminary Base Shelf Prospectus and Registration Statement

On May 18, 2017, the Company announced that it filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of British Columbia, Alberta and Ontario, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Shelf Prospectus and Registration Statement, when made final and effective, will enable the Company to make offerings of up to C$75 million of common shares, warrants, units and subscription receipts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and Registration Statement, when made final, remain effective. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for general working capital purposes, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities and the SEC.

13

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Announcement of “At-The-Market” Issuance Program and Filing of Prospectus Supplement

On October 10, 2017, the Company announced that it entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC, H.C. Wainwright & Co., LLC, Scotia Capital (USA) Inc. and Noble Capital Markets, Inc. (collectively, the "Agents"), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through the Agents, acting as agent and/or principal, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$55 million. Sales of Common Shares through the Agents, acting as agent, will be made through “at the market” issuances on the NYSE American at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. No Common Shares will be offered or sold in Canada.

The Company has filed a prospectus supplement, dated October 10, 2017, to the base prospectus included in its U.S. registration statement on Form F-10 (Registration No. 333-218076) declared effective on July 7, 2017, pursuant to which the Company may issue up to US$55.0 million of Common Shares (but not more than 22,500,000 Common Shares) in an at-the-market distribution.

The Company intends to use the net proceeds of the offering for general corporate purposes, including debt repayment and/or capital requirements. In accordance with our amended acquisition credit facility with Banco de Credito del Peru (“BCP”), at least 50% of the proceeds which we receive from the offering must be allocated to the mandatory prepayment of the amounts owing to BCP under such facility.

2018 Production and Cost Guidance

This section of the MD&A provides management’s production, cost, and capex estimates for 2018. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained at the end of this document

2018 Production and Cost Guidance

The Company anticipates that 2018 silver equivalent production will range between 13.9 and 16.2 million ounces, copper equivalent production will range between 89.2 and 104.0 million pounds, and zinc equivalent production will range between 183.8 and 214.5 million pounds. The forecasted range is a result of increased throughput, production, and higher recoveries at Bolivar and Cusi. Yauricocha will see consistently strong, albeit flat levels of throughput in 2018 due to a rehabilitation of the lower part of the Mascota shaft in Q2 2018, which will slightly lower throughput rates during that time period.

14

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

A table summarizing 2018 production guidance has been provided below:

	2018 Guidance		2017
	Low	High	Actual
Silver ounces (000's)	2,474	2,886	2,317
Copper pounds (000's)	32,700	38,100	26,775
Lead pounds (000's)	19,100	22,300	29,704
Zinc pounds (000's)	62,900	73,400	76,088
Gold ounces	6,700	7,800	6,197
Silver equivalent ounces (000's)(1)	13,900	16,210	14,865
Copper equivalent pounds (000's)(1)	89,184	104,005	90,354
Zinc equivalent pounds (000's)(1)	183,830	214,468	193,152

(1) Silver equivalent ounces, copper and zinc equivalent pounds for 2018 were calculated using the following metal prices: $18.25/oz Ag, $3.00/lb Cu, $1.38/lb Pb, $1.05/lb Zn, $1,291/oz Au. Silver equivalent ounces, copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au.

A mine by mine breakdown of 2018 production guidance, cash costs and all-in sustaining costs (“AISC”) are included in the table below. Cash costs and AISC guidance is shown per payable zinc equivalent pound at Yauricocha, copper equivalent pound at Bolivar, and silver equivalent ounce at Cusi.

Mine		Equivalent Production Range	Cash Costs per ZnEqLb or CuEqLb or AgEqOz Sold		AISC ($)* per ZnEqLb or CuEqLb or AgEqOz Sold
Yauricocha	Zinc Eq Lbs (000's)	123,897 - 144,546	$0.62	/lb	$0.78	/lb
Bolivar	Copper Eq Lbs (000's)	21,986 - 25,651	$1.60	/lb	$1.96	/lb
Cusi	Silver Eq Ozs (000's)	1,205 - 1,406	$11.12	/oz	$14.28	/oz

*AISC includes Treatment and Refining Charges, Selling Costs, G&A Costs and Sustaining Capex

(1) 2018 Silver equivalent ounces, copper and zinc equivalent pounds were calculated using the following metal prices: $18.25/oz Ag, $3.00/lb Cu, $1.05/lb Pb, $1.38/lb Zn, $1,291/oz Au

2018 Capital Expenditures

In 2018, the Company plans to invest a total of $49 million on capital expenditures, including $13.1 million for sustaining capital requirements and $35.7 million for expansion, growth projects and exploration expenses. These capital expenditures will allow Sierra Metals to continue to significantly grow mineral resources and increase production, which will provide increased cash flow and lower cash costs. This program will be funded by operating cash flow.

15

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The 2018 budget includes several capital investments for property, plant and equipment; underground development; exploration; and corporate projects including tunnel completion, shaft deepening and rehabilitation at the Yauricocha Mine, and improvements to existing tailings deposition facilities at the Bolivar and Cusi Mines. Management will continue to review metal prices and retains the option to adjust the 2018 budget should metal prices experience any dramatic changes within the year.

A breakdown by mine of the throughput and planned capital investments is shown below:

The Yauricocha Mine in Peru plans to process up to 1.0 million tonnes (3,000 tpd) in 2018. Sustaining capex will be approximately $8.4 million and growth capex will be approximately $19.3 million.

2018 major capital investments include:

•	$6.0 million for deepening of the Yauricocha Shaft
•	$1.8 million for rehabilitation of the lower portion of Mascota Shaft
•	$2.7 million for the completion of the Yauricocha Tunnel
•	$3.2 million ventilation
•	$6.0 million for brownfield exploration and existing definition drilling and development
•	$1.1 million for concentrator plant
•	$1.0 million for mine camp
•	$3.3 million for equipment

The Bolivar Mine in Mexico plans to process up to 1.2 million tonnes, with initial production at 3,000 tpd with an objective to reach 3,500 tpd by year end in 2018. Sustaining capex will be approximately $2.8 million and growth capex will be approximately $9.0 million.

2018 major capital investments include:

•	$1.0 million for tailings deposition facility expansion
•	$5.1 million for brownfield exploration and existing definition drilling and development
•	$3.0 million for concentrator plant
•	$2.7 million for equipment

The Cusi Mine in Mexico plans to process up to 201,540 tonnes, ramping up from 300 tpd with an objective to reach 650 tpd in Q2 2018. Sustaining capex will be approximately $1.9 million and growth capex will be $7.4 million.

2018 major capital investments include:

•	$1.5 million for tailings deposition facility
•	$4.3 million for brownfield exploration and existing definition drilling and development
•	$1.4 million for equipment
•	$1.9 million for concentrator plant

16

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 26% higher for copper, 26% higher for lead, 35% higher for zinc, and consistent for silver and gold, during 2017 compared to the average realized prices for 2016. A shortage of non-ferrous raw materials combined with an improved view of the Chinese economy have, in recent months, had a positive impact on the prices.

LME Average Prices	Three months ended December 31,		Year ended December 31,
(In US dollars)	2017	2016	2017	2016

Silver (oz)	$16.70	$17.19	$17.05	$17.10
Copper (lb)	$3.09	$2.39	$2.80	$2.21
Lead (lb)	$1.13	$0.94	$1.05	$0.85
Zinc (lb)	$1.47	$1.14	$1.31	$0.95
Gold (oz)	$1,277	$1,260	$1,258	$1,248

Since February 2016, supply concerns, prevailing low to negative interest rates and political uncertainty led to renewed investment demand in precious metals in comparison to the last nine months of 2015. However, nearing the end of 2016, the U.S. election results revived the sentiment towards the U.S. economy and U.S. dollar, resulting in both silver and gold prices depreciating against the U.S. currency. The price of gold began the quarter at $1,245 per ounce and closed, essentially unchanged, at $1,243 per ounce. The main economic feature of the quarter was a further interest rate hike by the US Federal Reserve on June 14, 2017, and it was this, and the threat of further rate hikes during the remainder of the year, that may have kept the price capped. In 2017, investor uncertainty surrounding the effectiveness of the U.S. administration and its policies, particularly escalating signals of implementing tariffs has renewed interest in precious metals.

During 2017, the prices of silver and gold were consistent compared to 2016, with the price ranging from $15.18 to $18.55 per ounce for silver and $1,150 to $1,350 per ounce for gold. Sierra’s average realized silver price for 2017 was $17.14 per ounce compared to $17.16 per ounce in 2016. Sierra’s average realized gold price for 2017 was $1,265 per ounce compared to $1,267 per ounce in 2016.

London Metal Exchange (LME) copper prices traded in a range of $2.48 to $3.27 per pound with an average price of $2.80 per pound compared with $2.21 per pound in 2016. Global demand for copper metal grew by 2.0% in 2017, in comparison to 2.7% in 2016, to reach an estimated 23.0 million tonnes. In 2017, global copper mine production decreased 0.7% in 2017, with total production estimated at 19.9 million tonnes. The industry faced several disruptions to production in the first half of 2017, mostly attributable to labour disputes. Fundamentals remain positive over the medium to long term, with supply constrained by lower grades and a lack of investment in new projects over the past six years due to the downtrend in copper prices. Sierra’s average realized copper price for 2017 was $2.28 per pound compared to $2.23 per pound in 2016.

17

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

During 2017, zinc prices traded in a range of $1.10 to $1.53 per pound with an average price of $1.31 compared with $0.95 per pound in 2016. Sierra’s realized zinc price for 2017 was $1.32 per pound compared to $0.98 per pound in 2016. Year to date LME zinc prices averaged US$1.31 per pound, up US$0.36 per pound or 40% over the same period last year. Zinc reached a 10-year high in October at just under US $1.53 per pound, a price last seen in August 2007. LME stocks fell by 245,800 tonnes in 2017, a 58% decline from 2016 levels, finishing the year at 182,050 tonnes. We estimate that total reported global stocks — which include producer, consumer, merchant and terminal stocks — fell by approximately 345,200 tonnes in 2017 and, at year-end, were 0.75 million tonnes, representing an estimated 20 days of global demand, compared to the 25-year average of 41 days.

Lead prices traded in a range of $0.93 to $1.18 per pound in 2017. Sierra’s realized lead price during 2017 was $1.06 per pound compared to $0.84 per pound in 2016.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at December 31, 2017 the US dollar/Peruvian Nuevo Sol exchange rate was 3.26 (December 31, 2016: 3.35) and the US dollar/Mexican Peso exchange rate was 19.74 (December 31, 2016: 20.74). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would result in a change of $4.2 million and $1.4 million in the Company’s net profit, respectively, assuming that our operational performance during 2017 was consistent with 2016.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

18

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2017				2016
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore Processed/tonnes milled
Yauricocha	266,222	268,178	237,912	251,180	236,650	237,429	215,510	207,580
Bolivar	226,986	223,339	192,937	243,974	245,000	250,261	236,252	218,886
Cusi	16,280	13,234	23,956	34,541	36,055	48,863	52,226	49,753
Consolidated	509,488	504,751	454,805	529,695	517,705	536,553	503,988	476,219
Silver ounces produced (000's)
Yauricocha	330	376	448	499	550	545	463	283
Bolivar	84	76	73	94	98	95	106	97
Cusi	82	55	95	104	140	172	211	207
Consolidated	496	507	616	697	788	812	780	588
Copper pounds produced (000's)
Yauricocha	3,567	3,178	2,192	2,783	1,720	1,740	959	1,863
Bolivar	3,904	3,522	3,123	4,508	4,433	4,417	4,287	3,974
Cusi	-	-	-	-	-	-	-	-
Consolidated	7,471	6,700	5,315	7,290	6,152	6,156	5,245	5,836
Lead pounds produced (000's)
Yauricocha	5,431	6,112	8,010	8,382	9,295	10,651	9,550	6,944
Bolivar	-	-	-	-	-	-	-	-
Cusi	305	246	457	761	695	999	1,105	1,312
Consolidated	5,736	6,358	8,467	9,143	9,990	11,650	10,655	8,256
Zinc pounds produced (000's)
Yauricocha	19,393	19,717	18,268	17,774	16,776	14,041	13,708	10,281
Bolivar	-	-	-	-	-	-	-	-
Cusi	152	160	262	363	263	394	510	638
Consolidated	19,545	19,877	18,530	18,137	17,039	14,435	14,218	10,919
Gold ounces produced
Yauricocha	723	827	566	779	908	1,457	1,237	1,062
Bolivar	791	629	620	840	801	583	743	859
Cusi	77	61	126	159	158	265	217	314
Consolidated	1,591	1,517	1,312	1,778	1,867	2,305	2,197	2,235

19

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

	2017				2016
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver equivalent ounces produced (000's)[1]
Yauricocha	3,084	2,973	2,551	2,735	2,541	2,062	1,806	1,510
Bolivar	873	736	586	825	783	634	700	720
Cusi	121	88	149	186	209	255	303	333
Consolidated	4,078	3,797	3,286	3,746	3,533	2,951	2,809	2,563
Copper equivalent pounds produced (000's)[1]
Yauricocha	16,527	17,107	17,029	18,346	17,956	18,304	14,347	10,821
Bolivar	4,677	4,235	3,914	5,533	5,536	5,627	5,563	5,161
Cusi	652	509	995	1,247	1,477	2,267	2,410	2,384
Consolidated	21,856	21,851	21,938	25,126	24,969	26,198	22,320	18,366
Cash cost per tonne processed
Yauricocha	$64.90	$62.33	$61.13	$57.81	$56.15	$56.17	$55.41	$55.30
Bolivar	$28.84	$25.69	$22.53	$19.51	$21.88	$22.99	$26.40	$26.55
Cusi	$119.06	$134.77	$67.33	$52.71	$57.83	$47.21	$42.57	$50.38
Consolidated	$50.57	$48.01	$44.37	$39.84	$40.06	$39.87	$40.48	$41.57

	Three Months Ended			Year Ended
Consolidated Production	December 31, 2017	December 31, 2016	% Var	December 31, 2017	December 31, 2016	% Var
Tonnes processed	509,488	517,705	-2%	1,988,738	2,034,465	-2%
Daily throughput	5,694	5,917	-4%	5,711	5,813	-2%

Silver ounces (000's)	496	789	-37%	2,317	2,979	-22%
Copper pounds (000's)	7,471	6,153	21%	26,775	23,390	14%
Lead pounds (000's)	5,736	9,990	-43%	29,704	40,551	-27%
Zinc pounds (000's)	19,545	17,039	15%	76,088	56,610	34%
Gold ounces	1,591	1,867	-15%	6,197	8,604	-28%
Silver equivalent ounces (000's) (1)	4,078	3,533	15%	14,865	11,798	26%
Copper equivalent pounds (000's) (1)	21,856	24,969	-12%	90,354	91,398	0%
Zinc equivalent pounds (000's) (1)	47,287	51,229	-8%	193,152	211,583	-8%
Metals payable in concentrates
Silver ounces (000's)	400	684	-42%	1,976	2,520	-22%
Copper pounds (000's)	7,078	6,210	14%	25,602	21,258	20%
Lead pounds (000's)	5,193	9,547	-46%	28,075	37,781	-26%
Zinc pounds (000's)	15,047	14,231	6%	62,796	48,042	31%
Gold ounces	815	1,062	-23%	3,708	5,735	-35%
Silver equivalent ounces (000's) (1)	3,428	2,929	17%	13,034	10,012	30%
Copper equivalent pounds (000's) (1)	18,367	20,700	-11%	79,222	77,376	1%
Zinc equivalent pounds (000's) (1)	39,648	42,470	-7%	169,248	180,000	-7%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is soon to be permitted to produce at a rate of 3,000 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

20

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Yauricocha Mineral Reserve Estimate

The Reserves Estimate at Yauricocha is the result of the recent significant increase to Mineral Resource stated in the September 28, 2017 press release. A Technical Report was prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 and was filed on SEDAR.

•	Mineral Reserves for Yauricocha are 8,917,000 tonnes averaging 48.3 g/t silver, 1.2% copper, 0.8% lead, 2.4% zinc and 0.5 g/t gold representing a 134% increase to the previous Reserve Estimate.
•	Total Proven and Probable Contained Metal has significantly increased by 86% silver, 237% copper, 58% lead, 96% zinc, and 97% gold as compared to the previous August 2016 reserve estimate.
•	Increases to copper contained metal reflect the discovery and delineation of new Cu-rich zones in Cuye, Mascota, and Esperanza and a 14% increase in Copper Price.
•	The updated Reserve Estimate has incorporated the recent significant increase to Yauricocha’s Mineral Resource (press released on September 28th, 2017). This Reserve Estimate does not include the latest drill intercepts reported from Cuye-Mascota (press released on October 2, 2017) as they were completed after the cut-off date of the current report.
•	In addition, metal pricing, metallurgical recoveries, costs, and other factors have been updated to reflect July 31, 2017 actuals and assumptions

Consolidated Yauricocha Reserve Estimate – July 31, 2017

								Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au
Reserves - Proven and Probable		(000's)	g/t	%	%	%	g/t	M oz	M lb	M lb	M lb	K oz
Yauricocha
	Proven	1,836	46.6	1.1	0.8	2.6	0.6	2.8	43.7	33.8	105.0	37.7
	Probable	7,081	48.8	1.2	0.8	2.4	0.5	11.1	191.6	117.3	372.2	111.9
	Proven & Probable	8,917	48.3	1.2	0.8	2.4	0.5	13.9	235.3	151.1	477.2	149.6

(1)	All figures rounded to reflect the relative accuracy of the estimates. Total may not sum due to rounding.

(2)	The consolidated Yauricocha Reserve Estimate is comprised of the proven and probable material in the Mina Central, Esperanza, Cach-Cachi, Mascota, Cuye, and Cuerpos Pequenos mining areas.

(3)	Mineral reserves are reported at unit value cut-offs (COG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), and variable grade adjustments*** made to the resource model.

*	Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01), and Zinc (US$/lb 1.25)

**	Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. Recovery is a function of grade and relative metal distribution in individual concentrates. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

***	Grade adjustment factors are based on historical mine to mill reconciliation and are variable by mining area.

(4)	The mining costs are variable by mining method.

(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

(6)	The unit value cut-off grades (COG) are variable by mining area and proposed mining method. The economic COG ranges from US$56-63.

21

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Mineral Reserve Estimate

Mineral Reserve Estimations have been conducted or reviewed by the following Qualified Persons:

Shannon L. Rhéaume of SRK Consulting (Canada) Inc.; Datamine Studio 5DP™ and Enhanced Production Scheduler (EPS)™ Software

Yauricocha Mineral Resource Estimate

The Resource Estimate at Yauricocha is the result of a successful exploration drill program completed at several zones within the mine including Mina Central, Esperanza, Cachi-Cachi, Escondida and Cuye-Mascota which have been previously press released and now represent a material proportion of the mine’s overall resources. A Technical Report is currently being prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 and will be filed on SEDAR and with the Securities Exchange Commission within 45 days of the news release dated September 28, 2017.

•	Total Measured and Indicated Contained Metal has significantly increased by 72% silver, 128% copper, 74% zinc, 64% lead and 61% gold
•	Total Inferred Contained Metal has significantly increased by 55% silver, 59% copper, 105% zinc, 42% lead and 83% gold
•	Mineral Resources for Yauricocha are 13,206,000 tonnes averaging 62.3 g/t silver, 1.5% copper, 0.9% lead, 2.8% zinc and 0.6 g/t gold representing a 68% increase from the previous resource tonnage estimate
•	Total Inferred Mineral Resources for Yauricocha are 6,632,000 tonnes averaging 43.0 g/t silver, 1.2% copper, 0.5% lead, 2.2% zinc and 0.5 g/t gold representing a 77% increase from the previous resource tonnage estimate
•	Increases to copper grade reflect the discovery and delineation of new Cu-rich zones in Cuye, Mascota, and Esperanza and a 14% increase in Copper Price assumptions

Consolidated Yauricocha Resource Estimate – July 31, 2017

								Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	Ag	Cu	Pb	Zn	Au
Resources - Measured and Indicated		(000's)	g/t	%	%	%	g/t	M oz	M lb	M lb	M lb	K oz
Yauricocha
	Measured	3,094	70.0	1.7	1.2	3.2	0.8	7.0	117.3	83.7	218.5	78.3
	Indicated	10,112	59.9	1.5	0.8	2.7	0.6	19.5	326.3	185.4	594.8	195.6
	M + I	13,206	62.3	1.5	0.9	2.8	0.6	26.4	443.6	269.1	813.3	274.0
	Inferred	6,632	43.0	1.2	0.5	2.2	0.5	9.2	174.7	68.0	315.2	117.0

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, copper lead and zinc assays were capped where appropriate.

(2)	Mineral resources are reported at unit value cut-offs grades (COG) based on metal price assumptions*, variable metallurgical recovery assumptions (variable metallurgical recoveries** as a function of grade and relative metal distribution in individual concentrates), generalized mining/processing costs).

*	Metal price assumptions considered for the calculation of unit values are: Gold (US$/oz 1,255.00), Silver (US$/oz 17.80), Copper (US$/lb 2.60), Lead (US$/lb 1.01) and Zinc (US$/lb 1.25)

**	Metallurgical recovery assumptions for the Yauricocha Mine are variable by mineralization style and degree of oxidation. The assumptions are built in to the unit values for each area, as a function of the metallurgical recovery multiplied by the metal price.

(3)	The unit value COG are variable, by mining area and proposed mining method. The COG ranges from US$41-48.

22

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The updated Resource Estimate has incorporated significant new exploration information into the geologic interpretation and grade estimations, providing more refined resource models in previously known areas as well as expanding the resource base with new discoveries.

The Updated Resource Estimate varies significantly from the 2016 Technical Report due to a combination of material factors including but not limited to:

•	Significant additional drilling (80,000m) and mine exploration development (10,000m).
•	The previous drilling and sampling information was based on end-of-year 2015 totals, and is now effective as of July 31, 2017.
•	Refinements to the geologic models and additions of previously un-modeled areas.
•	Discovery and delineation of new Cu-rich zones in Cuye, Mascota, and Esperanza.
•	Expansion of Mina Central, Cachi Cachi, and Esperanza mineralization along strike and at depth.
•	Increases in metal pricing compared to previous estimates, most notably a 33% increase in Zn and a 14% increase in Cu metal price assumptions.
•	Zn is a major commodity produced at Yauricocha, and this increase in pricing has a material effect on the value of material that may have previously been marginal or not reported in the previous resource statement.

Update to the Yauricocha Capex included in the recently published NI 43-101 Technical Report

The technical report filed on SEDAR on November 10, 2017 noted the inclusion in reserves of 9M tonnes. As indicated in the report, during the years 2018, 2019 and 2020, capital expenditures would have amounted to approximately $70 million, and this estimate had the shaft sinking down to the 1400 level.

Management has revised some of the estimated capex, and the related activity program for the expenditures was reduced to 2 years from the 3-year timeline set out in the November 2017 technical report.

The capital expenditures included in the technical report has been reduced by $18M, to $52M (capex expected to be spent in 2018 is $28M). This reduction resulted in the elimination of 130 meters of shaft sinking, the elimination of the proposed 1370 level station, and the elimination of the 1400 level loading and spill pocket. This program does not compromise the ability to access the 9M tonnes of reserves delineated in the technical report. This revised capex estimate reflects the necessary capital required to mine the existing 9M tonnes of reserves included in the technical report.

Mineral Resource Estimate

Mineral Resource Estimations have been conducted or reviewed by the following Qualified Person:

Matthew Hastings of SRK Consulting (U.S.) Inc.; Maptek Vulcan™ Software

23

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months and year ended December 31, 2017 has been provided below:

	3 Months Ended			12 Months Ended
Yauricocha Production	Q4 2017	Q4 2016	% Var.	Q4 2017	Q4 2016	% Var.

Tonnes processed (mt)	266,222	236,650	12%	1,023,491	897,169	14%
Daily throughput	3,043	2,705	12%	2,924	2,563	14%

Silver grade (g/t)	53.57	100.37	-47%	67.13	97.69	-31%
Copper grade	0.80%	0.51%	58%	0.79%	0.54%	48%
Lead grade	1.19%	2.18%	-45%	1.48%	2.52%	-41%
Zinc grade	3.91%	3.63%	8%	3.74%	3.18%	18%
Gold Grade (g/t)	0.55	0.59	-7%	0.54	0.64	-16%
Silver recovery	75.13%	72.05%	4%	74.82%	65.34%	15%
Copper recovery	78.86%	64.75%	22%	65.45%	59.26%	10%
Lead recovery	81.32%	81.72%	0%	83.64%	73.07%	14%
Zinc recovery	88.25%	88.49%	0%	89.14%	87.18%	2%
Gold Recovery	16.02%	20.06%	-20%	16.30%	25.19%	-35%

Silver ounces (000's)	330	550	-40%	1,653	1,841	-10%
Copper pounds (000's)	3,567	1,720	107%	11,719	6,281	87%
Lead pounds (000's)	5,431	9,295	-42%	27,934	36,440	-23%
Zinc pounds (000's)	19,393	16,776	16%	75,151	54,805	37%
Gold ounces	723	908	-20%	2,894	4,664	-38%

Zinc equivalent pounds (000's)(1)	35,758	36,841	-3%	146,816	140,928	4%

(1) Zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Zinc equivalent pounds for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Zinc equivalent pounds for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

The Yauricocha Mine processed a total of 1,023,491 tonnes during 2017, representing a 14% increase from 2016. The mine processed a total of 266,222 tonnes in Q4 2017, representing a 12% increase compared to Q4 2016. Higher metal production was driven by increased throughput, higher copper and zinc head grades, and higher recoveries of all metals, except gold, which were a consequence of higher head grades in the ore sources available to be mined, as the Esperanza Zone and Cuerpos Chicos continued to contribute to the metal production.

24

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Year over year zinc equivalent production was 4% higher in 2017 compared to the prior year. Copper Production was 87% higher and zinc production 37% higher. This was offset by a 10% decrease in silver production, a 23% decrease in lead production and a 38% decrease in gold production from 2016. The Company continued to see positive improvements from the restructuring at Yauricocha with increased throughput; however, slightly lower grades were noted with increased contribution from the Esperanza zone into the production schedule in Q4 2017, as evidenced a 3% decrease in zinc equivalent production over Q4 2016. During Q4 2017, the Company saw a significant 107% increase in the production of copper and a 16% increase in the production of zinc, offset by decreases in production of silver (40%), lead (42%) and gold (20%) compared to Q4 2016.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the new Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. The Company is currently producing at a rate of approximately 2,700 tpd and expects to increase this throughput rate to 3,000 tpd and higher during Q4 2017 and beyond.

At Bolívar during Q4 2017, 10,402 meters were drilled from surface as well as diamond drilling within the mine. 1,766 meters were drilled within the mine, 328 meters within Bolivar Northwest and 1,438 meters from Chimney 2. Diamond drilling from surface totaled 8,636 in the Bolivar Northwest area, exploring the extension of the orebody to the North and West, exploring the skarn orebody with semi-massive magnetite, and disseminated nodules of chalcopyrite. This area will continue to be explored during 2018.

Positive Drill Results from the High-Grade Bolivar West Zone at the Bolivar Mine

On September 5, 2017, the Company announced assay results from a recently completed definition drilling program at the Bolivar West zone, which is adjacent to the current operations at the Bolivar Mine. The highlight of this program is that at completion the drill information will be included in a future resource update for the Bolivar Mine. Our exploration programs have identified skarn ore deposits in the form of mantos in the area extending for eight kilometers. The brownfield drilling program completed had been designed with a target of increasing the grades being mined at the Bolivar Mine and defining further mineral resources.

Recently completed drill program of 28 holes (12,300 meters), has provided the Company with good Copper, Zinc and Silver Grades. This detailed drill data will provide the Company with new data to update the current resources at the Bolivar mine. This resource update will be completed by Q4 2017. Average grade of 2.55% copper equivalent with an average true width of 9.1 meters, which is significantly above Bolivar’s current resource grade and current head grades. The in-fill drilling in this manto formation covered an area 300 meters long and 180 meters wide. Bolivar West still has further potential resource growth prospects and remains open to the northeast.

25

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Discovery of Several Wide, High-Grade Copper Structures at the Bolivar Mine

On October 4, 2017, the Company announced the initial results of the drilling program designed to test the anomalies of the Titan 24 Geophysical Survey recently completed on the Bolivar Property. The Titan 24 survey was completed to follow up on geophysical, geological and geochemical anomalies identified. The Titan 24 Geophysical survey was carried out to assist in mapping the extent of the Mantos and structures containing copper and copper/zinc skarn mineralization for drill targeting in the immediate vicinity of the mine. The Bolivar survey grid consisted of a total of 12 lines which were 26.5 kilometers in length. Titan 24 lines had 100-meter dipole spacing and 200-meter line spacing. The survey covers an area of approximately 2.4 kilometers by 2.2 kilometers.

The Titan 24 survey highlighted over 40 specific areas of interest requiring further investigation and follow up. The 3D inversion modelling of the data provided an excellent tool for further exploration and highlights the overall structure below the deposit, in addition to similar structures and mineralization to the north of the deposit. The Company began the first phase of a drilling program to test the most promising anomalies and drilled the first four holes. The results were very positive, as indicated in Table 1 and 2 below, and therefore the potential exists for further exploration in these areas and the other multiple geophysical anomaly targets.

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three months and year ended December 31, 2017 has been provided below:

	3 Months Ended			12 Months Ended
Bolivar Production	Q4 2017	Q4 2016	% Var.	Q4 2017	Q4 2016	% Var.

Tonnes processed (mt)	226,986	245,000	-7%	887,237	950,398	-7%
Daily throughput	2,594	2,800	-7%	2,535	2,715	-7%

Copper grade	0.94%	0.99%	-5%	0.96%	1.00%	-3%
Silver grade (g/t)	14.67	15.53	-6%	14.93	16.72	-11%
Gold grade (g/t)	0.16	0.18	-13%	0.17	0.19	-12%
Copper recovery	83.03%	83.03%	0%	79.82%	81.73%	-2%
Silver recovery	78.35%	80.42%	-3%	76.88%	77.84%	-1%
Gold recovery	68.42%	55.62%	23%	59.50%	50.55%	18%

Copper pounds (000's)	3,904	4,433	-12%	15,056	17,109	-12%
Silver ounces (000's)	84	98	-15%	327	398	-18%
Gold ounces	791	801	-1%	2,880	2,986	-4%

Copper equivalent pounds (000's)(1)	4,677	5,536	-16%	18,338	21,889	-16%

(1) Copper equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Copper equivalent pounds for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Copper equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Copper equivalent pounds for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

26

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The Bolivar Mine processed 887,237 tonnes in 2017, representing a 7% decrease over 2016. Q4 2017 throughput was 226,986 tonnes, which was 7% lower when compared to Q4 2016. The lower throughput and recoveries, along with lower head grades encountered, resulted in a 16% decrease in copper equivalent production in Q4 2017 compared to Q4 2016. The decrease in throughput was due to the lack of availability of equipment required to mine current production stopes and minable ore zones, as well as a lack of development within the mine. The focus remains on increasing tonnage at Bolivar through the commissioning of the newly acquired equipment, all of which has arrived was commissioned during Q4 2017. We continue to define higher grade ore sources through further development, which are expected to come into the mine plan in the future.

Metal production at the Bolivar Mine decreased in 2017 compared to 2016 with copper production 12% lower, silver production 18% lower and gold production 4% lower. In Q4 2017, copper production decreased by 12% to 3,904,000 pounds, silver production decreased 15% to 84,000 ounces, and gold production decreased 1% to 791 ounces compared to Q4 2016. The 16% decrease in metal production was driven by lower throughput, lower head grades and lower recoveries for all metals, with the exception of gold recoveries.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

During Q4 2017, at the Cusi property, mine development totaled 1,172 meters, and 846 meters of infill drilling was carried out inside the Mine. The Company drilled 846 meters inside the mines to verify the continuity of the orebodies and support development work on the various veins and 153 meters on surface.

Cusi Mineral Resource Estimate

On December 29, 2017 the Company provided its updated Mineral Resource Estimate at the Company’s Cusi Mine, located in Chihuahua State, Mexico.

The updated Mineral Resource Estimate is the result of drilling programs completed between January 2014 and August 2017. Subsequent to the cut-off date of August 31, 2017 the updated Resource statement includes additional 48,684 metre drilling program that was focused on the high-grade Santa Rosa de Lima zone and Promontorio.

The Company believes that the Santa Rosa de Lima zone demonstrates strong potential for further structural extensions of high-grade zones at the Company’s Cusi Mine. Conversion of some of the higher grade to measured and indicated resources has been the priority for the Cusi exploration efforts.

A Technical Report prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 standards of disclosure was completed and filed on SEDAR.

27

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

•	Total Measured and Indicated Resources increased 129% to 4,557,000 tonnes from 1,990,000 tonnes previously reported; and Total Inferred Resources increased 36% to 1,633,000 tonnes from 1,200,000 tonnes previously reported
•	Total Measured Mineral Resources for Cusi are 362,000 tonnes averaging 225g/t silver, 0.55% lead, 0.68% zinc, 0.13 g/t gold for a total 268 g/t Ag Eq
•	Total Indicated Mineral Resources for Cusi are 4,195,000 tonnes averaging 217 g/t silver, 0.64% lead, 0.66% zinc, 0.21 g/t gold and 267 g/t AgEq
•	Total Inferred Mineral Resources for Cusi are 1,633,000 tonnes averaging 158 g/t silver, 0.54% lead, 0.84% zinc, 0.16 g/t gold and 207 g/t AgEq
•	The updated Resource Estimate varies from the previous 2017 Technical Report due to a variety of factors, including the use of silver equivalent cut-off grade and depletion by production since the previous Report was completed
•	The updated Resource Estimate has incorporated new exploration drilling, sampling, and underground mapping information into the geologic interpretation and grade estimations providing more refined resource models in the areas of San Nicolas and Promontorio

The update of the Mineral Resource Estimations have been conducted by Giovanny Ortiz of SRK Consulting (U.S.) Inc., a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, using Maptek Vulcan™ and Leapfrog Geo™ software.

This sunmmary features mineral resources reported from models reviewed and estimated by SRK using criteria determined by the Company and SRK to be reasonable for reporting of these resources.

SRK has worked with the Company’s personnel to review the geology models, and independently estimated and reported the mineral resources for Cusi. Geology models were developed internally by the Company’s geologists and were reviewed by SRK. In all, there are thirty-eight individual mineralized bodies identified through drilling and mine development. These were used as hard boundaries for the purposes of the estimation. The resource is supported by a database featuring over 233,750m of drilling and over 23,800m of channel sampling in mine development. The block models were created by SRK, and have been estimated using inverse distance squared methods. SRK has validated the estimation for each model using a variety of methods considered to be industry standard. These include a visual comparison of the blocks versus the composites, an assessment of the quality of the estimate, and comparative statistics of block estimates vs. composites. The models have been depleted for previous production and reported within the boundaries of Sierra Metal’s mineral titles. The mineral resources have been estimated and reported in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

The August 31, 2017, consolidated mineral resource statement for the Cusi Mine area is presented in Table 1.

Table 1: Consolidated Cusi Mineral Resource Estimate as at August 31, 2017 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag Moz	Au Koz	Pb Mlb	Zn Mlb	AgEq Moz
Measured	362	225	0.13	0.55	0.68	268	2.6	1.5	4.4	5.4	3.1

28

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag Moz	Au Koz	Pb Mlb	Zn Mlb	AgEq Moz
Indicated	4,195	217	0.21	0.64	0.66	267	29.2	28.7	59.0	60.8	36.0

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)	Ag Moz	Au Koz	Pb Mlb	Zn Mlb	AgEq Moz
Inferred	1,633	158	0.16	0.54	0.84	207	8.3	8.3	19.6	30.4	10.87

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, lead and zinc assays were capped where appropriate.
(2)	Mineral resources are reported at a single cut-off grade of 105 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, mining costs (US$29.41/t), processing costs (US$18.3/t), and general and administrative costs (US$3.74/t).
*	Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 18.30, Lead (US$/LB 0.93), Zinc (US$/lb 1.15) and Gold (US$/oz 1,283.00).

The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource calculations for the Cusi Mine.

**	Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 84% Ag, 57% Au, 86% Pb, 51% Zn.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three months and year ended December 31, 2017 has been provided below:

	3 Months Ended			12 Months Ended
Cusi Production	Q4 2017	Q4 2016	% Var.	Q4 2017	Q4 2016	% Var.

Tonnes processed (mt)	16,280	36,055	-55%	88,011	186,898	-53%
Daily throughput	186	412	-55%	251	534	-53%

Silver grade (g/t)	178.60	172.70	3%	164.93	171.78	-4%
Gold grade (g/t)	0.25	0.23	8%	0.26	0.26	0%
Lead grade	0.97%	1.13%	-14%	1.12%	1.21%	-7%
Zinc grade	1.00%	1.04%	-4%	1.13%	1.16%	-2%
Silver recovery	88.15%	70.04%	26%	72.17%	71.66%	1%
Gold recovery	58.09%	58.16%	0%	58.40%	61.82%	-6%
Lead recovery	87.65%	77.43%	13%	81.26%	82.24%	-1%
Zinc recovery	42.50%	31.86%	33%	42.56%	37.72%	13%

Silver ounces (000's)	82	140	-41%	337	740	-54%
Gold ounces	77	158	-51%	423	954	-56%
Lead pounds (000's)	305	695	-56%	1,769	4,110	-57%
Zinc pounds (000's)	152	263	-42%	937	1,804	-48%

Silver equivalent ounces (000's)(1)	122	209	-42%	549	1,114	-51%

(1) Silver equivalent ounces for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Silver equivalent ounces for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Silver equivalent ounces for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Silver equivalent ounces for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

29

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Annual production at the Cusi Mine was 88,011 tonnes in 2017, which was 53% lower than 2016. Total ore processed decreased 55% to 16,280 tonnes during Q4 2017 compared to Q4 2016. The lower throughput was partially offset by increased head grades for gold and silver and increased recoveries of all metals except gold, and resulted in a 42% decrease in silver equivalent production in Q4 2017 compared to Q4 2016. Recovery improvements at Cusi also helped, with metallurgical recoveries increasing in Q4 2017 compared to previous quarters.

Metal production decreased in 2017 compared to 2016 for all metals including silver (54%), gold (56%), lead (57%) and zinc (48%). Silver production decreased 41% to 82,000 ounces, gold production decreased 51% to 77 ounces, lead production decreased 56% to 305,000 pounds and zinc production decreased 42% to 152,000 pounds during Q4 2017 compared to Q4 2016.

The lower throughput was the result of the Company refocusing its efforts away from the existing structures to the recently discovered Santa Rosa de Lima structure, which is wider and has higher silver grades compared to the narrow veins currently being mined. The Company remains focused on the development of the Santa Rosa de Lima zone, developing drifts to mine this area and with production ramping up from this area, which is expected to continually increase into Q2 2018 when full mill feed capacity will come from this new zone.

Consolidated Mineral Resources

Reserves - Proven and Probable										Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)
Yauricocha	Proven	1,836	46.6	1.08	0.84	2.59	0.64	369.3	-	2.8	43.7	33.8	105.0	37.7	21.8	-
	Probable	7,081	48.8	1.23	0.75	2.38	0.49	365.9	-	11.1	191.6	117.3	372.2	111.9	83.3	-
	Proven & Probable	8,917	48.3	1.20	0.77	2.43	0.52	366.6	-	13.9	235.3	151.1	477.2	149.6	105.1	-
Bolivar	Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Probable	4,327	17.5	0.85	-	-	0.31	-	1.18	2.4	80.7	-	-	44.0	-	112.1
	Proven & Probable	4,327	17.5	0.85	-	-	0.31	-	1.18	2.4	80.7	-	-	44.0	-	112.1
Total	Proven & Probable	13,244	38.2	1.08	0.77	2.43	0.45			16.3	316.0	151.1	477.2	193.6

Resources - Measured and Indicated										Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)
Yauricocha	Measured	3,094	70.0	1.72	1.23	3.20	0.79	515.7		7.0	117.3	83.7	218.5	78.3	51.3	-
	Indicated	10,112	59.9	1.46	0.83	2.67	0.60	424.0		19.5	326.3	185.4	594.8	195.6	137.8	-
	Measured & Indicated	13,206	62.3	1.52	0.92	2.79	0.65	445.5	0.00	26.4	443.6	269.1	813.3	274.0	189.1	-
Bolivar	Measured	-	-	0.0	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	9,335	18.1	0.90	-	-	0.30	-	1.23	5.4	184.9	-	-	91.0	-	252.9
	Measured & Indicated	9,335	18.1	0.90	0.0	0.0	0.30	0.00	1.23	5.4	184.9	-	-	91.0	-	252.9
Cusi	Measured	362	225.0	-	0.55	0.68	0.13	268	-	2.6	-	4.4	5.4	1.5	3.1	-
	Indicated	4,195	217.0	-	0.64	0.66	0.21	267	-	29.2	-	59.0	60.8	28.7	36.0
	Measured & Indicated	4,557	217.6	0.0	0.63	0.66	0.20	267.1	0.00	31.8	-	63.4	66.2	30.2	39.1	-
Total	Measured & Indicated	27,098	73.2	1.05	0.56	1.47	0.45	262.02	0.42	63.6	628.5	332.5	879.5	395.2

Resources - Inferred										Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)
Yauricocha		6,632	43.0	1.19	0.47	2.16	0.55	329.24	0.00	9.2	174.7	68.0	315.2	117.0	70.2	-
Bolivar		9,055	17.9	0.86	0.00	0.00	0.33	0.00	1.20	5.2	171.6	-	-	97.0	-	239.8
Cusi		1,633	158.0	0.00	0.54	0.84	0.16	207	0.00	8.3	-	19.6	30.4	8.3	10.9	-
Total	Inferred	17,320	40.7	0.91	0.23	0.90	0.40	145.6	0.63	22.7	346.3	87.6	345.6	222.3

Notes:

1.	The effective date of the mineral reserve and resource statement for the Yauricocha Mine is July 31, 2017. Details of the estimate are provided in a NI 43-101 tecnical report filed on SEDAR on November 10, 2017. Silver/copper equivalent is based on the following metal price assumptions: US$17.31/oz Ag, US$2.70/lb Cu, US$1.03/lb Pb and US$1.28 Zn and US$1,253/oz Au. Metallurgical recovery assumptions are based on Yauricocha actual plant data for 2017 and are 67% Ag, 65% Cu, 85% Pb, 89% Zn, 16% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.

The equation is: AgEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec).

2.	The effective date of the Bolivar mineral reserve and resource estimate is Sep 31, 2016. Details of the estimate are provided in the Company’s Apr 11, 2017 press releases and a NI 43-101 compliant technical report filed on SEDAR on Apr 19, 2017. Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$18.30/oz Ag, US2.43/lb Cu and US$1,283 Au. Totals for proven and probable are diluted for internal waste.
3.	The effective date of the Cusi mineral resource estimate is Aug 31, 2017. Details of the estimate are provided in an NI 43-101 compliant technical report filed on SEDAR on February 12, 2018. Silver equivalent is based on the following metal price assumptions. US$18.30/oz Ag, US$0.93/lb Pb, US$1.15 Zn, and US$1,283/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 84% Ag, 86% Pb, 51% Zn, 57% Au. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

30

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

6.	SUMMARIZED FINANCIAL RESULTS

Year ended December 31, 2017 (compared to the year ended December 31, 2016)

	Year ended
(In thousands of United States dollars, except cash costs)	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Revenue	$205,118	$143,180	$134,052
Adjusted EBITDA [1]	81,034	41,887	32,317
Cash flow from operations before movements in working capital	79,785	44,303	32,475
Adjusted net income attributable to shareholders	23,482	7,006	4,108
Non-cash charge on the acquisition of Corona	31,448	24,384	27,562
Gross profit (loss)	45,964	16,780	7,331
Income tax recovery (expense)	(10,348)	(5,757)	2,823
Net income (loss) attributable to shareholders	(4,645)	(12,265)	(33,302)

(In thousands of United States dollars)	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Cash and cash equivalents	$23,878	$42,145	$25,102
Assets	340,601	364,812	368,525
Liabilities	159,923	178,850	170,951
Net Debt [2]	40,982	36,537	50,984
Equity	180,678	185,962	197,574

1 This is a non-IFRS performance measure, see Non-IFRS Performance Measures section

2 Loans payable minus cash and cash equivalents.

Net income (loss) attributable to shareholders for 2017 was $(4.6) million (2016: $(12.3) million) or $(0.03) per share (basic and diluted) (2016: $(0.08)). Included in the net loss of $(4.6) million for 2017 was a $(4.4) million loss on the distribution of assets to Sierra shareholders as part of the spin out of Cautivo Mining Inc. The other major differences between these periods are explained below.

31

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $154.2 million for the year ended December 31, 2017 compared to $97.3 million for the same period in 2016. The increase in revenue was primarily due to the increases in the prices of copper (26%), lead (26%), and zinc (35%), the 14% increase in throughput, the increase in copper, and zinc head grades, and higher recoveries for all metals, except gold, during 2017 compared to 2016, The Company continued to achieve exceptional production during 2017 as the operational improvement program, and the focus on extracting higher value ore, in addition to ore sourced from the Esperanza Zone, has positively impacted the revenues during the last year and a half.

Revenue from metals payable in Mexico were $51.0 million for the year ended December 31, 2017 compared to $45.9 million for the same period in 2016. Revenue in Mexico increased as a result of the increase in copper (26%) lead (26%), and zinc (35%) prices during 2017 compared to 2016; and higher recoveries of gold at the Bolivar Mine. This was partially offset by the decrease in throughput, head grades of all metals at Bolivar, and lower throughput, head grades, and recoveries of all metals, except gold head grades and zinc recoveries, at the Cusi Mine. Another reason for the increase in revenues in Mexico was because the Company received a payment of $4.9 million in December 2016 for Bolivar copper concentrate stockpiled at the Piedras Verdes Plant which was awaiting a new filter in order to further process and dry the concentrate. The $4.9 million payment has been recognized as revenue during January – April 2017 as it was shipped.

Revenue from metals payable at the Bolivar Mine were $45.0 million for the year ended December 31, 2017 compared to $33.3 million for the same period in 2016. The increase in revenue from the Bolivar Mine was due to the 26% increase in the price of copper realized in 2017 compared to 2016, as well as the higher gold recoveries realized due to plant enhancements completed at Bolivar which included the installation of a new vibrating screen, filters, and cyclones.

Revenue from metals payable at the Cusi Mine for the year ended December 31, 2017 were $6.0 million compared to $12.6 million for the same period in 2016. The decrease in revenues was due to the 53% decrease in throughput, and lower head grades and recoveries for all metals, except zinc and silver recoveries, realized during 2017. Despite the decreases in tonnage and metal production at Cusi it is important to note that Cusi only represents approximately 4% of Sierra Metals current total production. The Company is currently mining selected higher-grade structures at the old mine in addition to campaigning development ore from the Santa Rosa de Lima structure containing improved head grades to the mill at Cusi. The Company expects to gradually increase tonnage from the Santa Rosa de Lima zone until the mill is operating at its capacity of 650 tonnes per day using only ore from the Santa Rosa de Lima zone. It is expected that the main supply of ore in-terms of tonnage and grade will come from Santa Rosa de Lima starting in Q2 2018.

32

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for each quarter in 2017 and 2016:

Realized Metal Prices	2017					2016
(In US dollars)	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1	YTD

Silver (oz)	$16.77	$16.86	$17.22	$17.71	$17.14	$16.82	$19.17	$17.08	$15.26	$17.16
Copper (lb)	$3.13	$2.93	$2.58	$2.64	$2.82	$2.38	$2.16	$2.15	$2.13	$2.23
Lead (lb)	$1.11	$1.08	$0.99	$1.04	$1.06	$0.95	$0.85	$0.79	$0.80	$0.84
Zinc (lb)	$1.45	$1.36	$1.20	$1.27	$1.32	$1.16	$1.02	$0.86	$0.77	$0.98
Gold (oz)	$1,282	$1,280	$1,265	$1,231	$1,265	$1,210	$1,347	$1,246	$1,212	$1,267

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.54 (2016 - $0.44), cash cost per zinc equivalent payable pound was $0.50 (2016 - $0.42), and AISC per zinc equivalent payable pound was $0.78 (2016 - $0.71) for 2017 compared to 2016. The increase in the AISC per zinc equivalent payable pound for 2017 compared to 2016 were the result of increased sustaining capital expenditures, which included a substantial amount of infill drilling, ventilation improvements, equipment purchases, and plant improvements. The increase was also a result of temporary increases to the mining costs, partially due to timing; as well as slight increases related to infill drilling and drift development costs that will be utilized within one year, and thus are included in operating costs. This was partially offset by lower treatment and refining costs incurred during 2017 compared to 2016, resulting from improved terms with re-negotiated sales contracts with our off-takers, which helped offset higher sustaining capital expenditures.

Bolivar’s cost of sales per copper equivalent payable pound was $1.54 (2016 - $1.31), cash cost per copper equivalent payable pound was $1.49 (2016 - $1.12), and AISC per copper equivalent payable pound was $2.68 (2016 - $2.21) for 2017 compared to 2016. The increase in the AISC per copper equivalent payable pound during 2017 was due to a decrease in copper equivalent payable pounds as a result of 7% lower throughput, as well as an increase in sustaining capital expenditures related to the various equipment purchases made by the Company during the year in an effort to improve equipment availability and increase tonnage. The effect of the new equipment purchased will improve availability and has helped improve production and will continue to do so.

Cusi’s cost of sales per silver equivalent payable ounce was $12.51 (2016 - $5.47), cash cost per silver equivalent payable ounce was $15.38 (2016 - $9.37), and AISC per silver equivalent payable ounce was $33.90 (2016 - $18.60) for 2017 compared to 2016. AISC per silver equivalent payable ounce increased due to the decline in throughput which resulted in fewer silver equivalent payable ounces as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for the year ended December 31, 2017 of $58.2 million compared to $45.7 million for the same period in 2016.

A large component of the net income (loss) for every period is the non-cash depletion charge in Peru, which was $31.4 million for 2017 (2016: $24.4 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The increase in the non-cash depletion charge in 2017 was due to the reduction in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on August 11, 2016. Also, the increase in tonnes mined during 2017 compared to 2016 resulted in a higher depletion charge. The depletion charge will be reduced significantly during 2018, and beyond, as a result of the significant increase in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on October 26, 2017.

33

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

General and Administrative Expenses

The Company incurred general and administrative expenses of $20.3 million for the year ended December 31, 2017 compared to $14.9 million for the same period in 2016. The increase in general and administrative costs in 2017 compared to the same period in 2016 was due to an increase in consultant fees, professional fees, and legal fees incurred in Canada with regards to the work being performed towards listing Sierra Metals Inc on the NYSE MKT stock exchange, as well as the proposed spin-out of the Northern Peruvian Properties within the Company’s Plexmar Resources subsidiary.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $81.0 million during the year ended December 31, 2017 (2016: $41.9 million) which was comprised of $74.8 million (2016: $34.3 million) from the Peruvian operations and $10.5 million (2016: $11.6 million) from the operations in Mexico. The increase in adjusted EBITDA is due to the increase in revenues discussed previously. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $23.4 million for the year ended December 31, 2017 compared to $9.6 million for the same period in 2016. The increase was the result of the higher taxable income generated in Peru during 2017 compared to 2016.

During the year ended December 31, 2017, the Company recorded a deferred tax recovery of $13.1 million compared to $3.9 million in the same period in 2016. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has increased year over year in line with the non-cash depletion charge mentioned previously.

34

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Adjusted net income attributable to shareholders (1)

The Company recorded an adjusted net income of $23.5 million for the year ended December 31, 2017 compared to an adjusted net income of $7.0 million for the same period in 2016. The increase resulted from the increase in revenues at the Yauricocha and Bolivar Mines. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income (Loss)

Other comprehensive loss (“OCL”) for the year ended December 31, 2017 was $(0.4) million compared to OCL of $(11.9) million for the same period in 2016. OCL includes a foreign currency gain of $0.5 million for the year ended December 31, 2017 (2016: $0.8 million gain). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the period which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

The following tables display selected annual financial results detailed by operating segment:

	Peru	Mexico		Canada
	Yauricocha Mine	Bolivar Mine	Mexico	Corporate	Total
Year ended December 31, 2017	$	$	Cusi Mine	$	$

Revenue	154,153	44,949	6,016	-	205,118

Production cost of sales	(67,542)	(27,418)	(6,019)	-	(100,979)
Depletion of mineral property	(31,448)	(3,163)	(690)	-	(35,301)
Depreciation and amortization of property, plant and equipment	(12,783)	(8,275)	(1,816)	-	(22,874)
Cost of sales	(111,773)	(38,856)	(8,525)	-	(159,154)

Gross profit (loss) from mining operations	42,380	6,093	(2,509)	-	45,964

Net income (loss) from operations	17,958	(3,230)	(4,593)	(10,995)	(860)

Adjusted EBITDA	74,815	11,900	(1,404)	(4,277)	81,304

35

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico		Canada
	Yauricocha Mine	Bolivar Mine	Mexico	Corporate	Total
Year ended December 31, 2016	$	$	Cusi Mine	$	$

Revenue	97,290	33,267	12,623	-	143,180

Production cost of sales	(53,705)	(23,064)	(5,063)	-	(81,832)
Depletion of mineral property	(24,384)	(3,426)	(752)	-	(28,562)
Depreciation and amortization of property, plant and equipment	(7,812)	(6,719)	(1,475)	-	(16,006)
Cost of sales	(85,901)	(33,209)	(7,290)	-	(126,400)

Gross profit from mining operations	11,389	58	5,333	-	16,780

Net income (loss) from operations	(5,250)	(6,853)	3,306	(3,924)	(12,721)

Adjusted EBITDA	34,264	5,120	6,445	(3,942)	41,887

Cash Flows

Cash flow from operating activities before movements in working capital of $79.8 million for the year ended December 31, 2017 increased from $44.3 million in the same period of 2016. The increase was due to the increase in revenues and operating margins previously discussed.

Net cash flow of $(51.6) million (2016: $(25.4) million) used in investing activities for the year ended December 31, 2017 consists of purchases of property, plant and equipment, capital expenditures related to the Yauricocha shaft and tunnel development, and exploration and evaluation assets in Peru and Mexico.

A breakdown of the Company’s capital expenditures of $51.6 million during the year ended December 31, 2017 is presented below:

2017 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Esperanza development and infill drilling	$1.20	$-	$-	$1.20
Mine Development	$1.60	$2.00	$4.00	$7.60
Shafts	$5.00	$-	$-	$5.00
Tunnel	$2.00	$-	$-	$2.00
Equipment	$6.00	$5.70	$1.70	$13.40
Tailings Dam	$0.50	$0.30	$1.70	$2.50
Increase Mill Capacity/maintenance	$1.60	$2.70	$0.50	$4.80
Mine Exploration	$0.80	$4.90	$4.40	$10.10
Mining Concession Fees	$-	$-	$5.00	$5.00
	$18.70	$15.60	$17.30	$51.60

36

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Net cash flow of $(21.1) million (2016: $1.0 million) from (used in) financing activities for the year ended December 31, 2017 consists of $(44.5) million (2016: $(20.5) million) in repayments of loans and credit facilities, $(3.0) million (2016: $(3.7) million) in interest paid on loans and credit facilities, and $(3.4) million (2016: $(0.5) million) of dividends paid to non-controlling interest shareholders. This was partially offset by proceeds received from the issuance of credit facilities of $29.8 million during the year ended December 31, 2017 (2016: 23.8 million).

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2017				2016
(In thousands of United States dollars, except per share amounts)	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31
Revenues	51,170	50,859	48,571	54,518	41,825	40,757	36,858	23,740
Adjusted EBITDA	19,208	18,845	17,620	25,361	15,985	16,264	5,265	4,373
Adjusted net income (loss) attributable to shareholders	3,241	4,993	4,258	10,990	3,516	5,003	454	(1,967)
Net income (loss) attributable to shareholders	2,118	(6,523)	(2,798)	2,558	(5,076)	1,367	(3,440)	(5,116)

Basic and diluted earnings (loss) per share ($)	0.01	(0.04)	(0.02)	0.02	(0.04)	0.01	(0.02)	(0.03)

Three months ended December 31, 2017 (compared to the three months ended December 31, 2016)

Net income (loss) attributable to shareholders for Q4 2017 was $2.1 million, or $0.01 per share (basic and diluted), compared to net income (loss) of $(5.1) million, or $(0.04) per share (basic and diluted) for the same period in 2016. The major differences between these periods are explained below.

Revenues

Revenue from metals payable from the Yauricocha Mine in Peru were $38.2 million for Q4 2017 compared to $31.8 million for the same period in 2016. Higher revenues are primarily attributable to the 12% increase in throughput, the increase in copper, and zinc head grades, higher recoveries for silver and copper, and the increase in the prices of copper (32%), lead (17%), zinc (25%), and gold (6%) in Q4 2017 compared to Q4 2016.

Revenue from metals payable in Mexico were $12.9 million for Q4 2017, compared to $9.9 million for the same period in 2016. Revenues in Mexico increased as a result the 32% increase in copper prices in Q4 2017 compared to Q4 2016, as well as the copper concentrate stockpiled at the Piedras Verdes Plant during Q4 2016 for which the Company received a payment of $4.9 million which was recognized in revenue during 2017. This offset the declines in throughput at Bolivar and Cusi, as well as the lower head grades for all metals at Bolivar, and lower lead and zinc grades at Cusi.

Revenues generated at the Bolivar Mine for Q4 2017 were $12.0 million, compared to $7.2 million for the same period in 2016. At Bolivar, lower throughput was due to reduced equipment availability as the Company was awaiting the final deliveries of equipment purchases made during the year. The mine also encountered lower head grades and recoveries which have been slightly lower due to higher antimony levels which have required some blending with lower grade ore stopes. However, the Company benefitted from the 32% increase in copper prices during Q4 2017 compared to Q4 2016, as well as improved gold recoveries.

37

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Revenues generated at the Cusi Mine for Q4 2017 were $1.0 million compared to $2.7 million for Q4 2016. The decrease in revenue was due to only 16,280 tonnes of ore being processed during Q4 2017 which decreased 55% compared to Q4 2016. Cusi’s contribution to the Company’s overall production is expected to increase in the future as the Company continues with the development of the Santa Rosa de Lima structure, which is wider and has higher silver grades compared to the narrow veins currently being mined. The Company is currently developing drifts to mine this area and with production ramping up from this area, which is expected to continually increase into Q2 2018 when full mill feed capacity will come from this zone.

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.63 (Q4 2016 - $0.46), cash cost per zinc equivalent payable pound was $0.57 (Q4 2016 - $0.43), and AISC per zinc equivalent payable pound was $0.90 (Q4 2016 - $0.74) for Q4 2017 compared to the same period in 2016. The increase in the Q4 2017 AISC per zinc equivalent payable pound relative to Q4 2016 is a result of increased Capex, including a substantial amount of infill drilling, infrastructure improvements including ramp and shaft development, ventilation improvements, equipment, as well as plant improvements that were completed. The increase was also a result of Opex including infill drilling and drift development that will be utilized within one year.

Bolivar’s cost of sales per copper equivalent payable pound was $1.66 (Q4 2016 - $1.45), cash cost per copper equivalent payable pound was $1.72 (Q4 2016 - $1.00), and AISC per copper equivalent payable pound was $3.03 (Q4 2016 - $2.59) for Q4 2017 compared to the same period in 2016. The increase in the AISC per copper equivalent payable pound during Q4 2017 was due to a decrease in copper equivalent payable pounds as a result of 11% lower throughput, as well as an increase in sustaining capital expenditures related to the various equipment purchases made by the Company during the quarter in an effort to improve equipment availability and increase tonnage.

Cusi’s cost of sales per silver equivalent payable ounce was $17.18 (Q4 2016 - $5.58), cash cost per silver equivalent payable ounce was $18.67 (Q4 2016 - $12.88), and AISC per silver equivalent payable ounce was $36.33 (Q4 2016 - $24.42) for Q4 2017 compared to the same period in 2016. AISC per silver equivalent payable ounce increased due to the decline in throughput which resulted in fewer silver equivalent payable ounces as the Company continued its refocused efforts on completing access, development and production from the Santa Rosa de Lima zone which contains wider structures and higher silver grades.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q4 2017 of $7.9 million compared to $15.3 million for the same period in 2016.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.7 million for Q4 2017 compared to $8.4 million for the same period in 2016. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine. The decrease in the non-cash depletion charge in Q4 2017 was due to the significant increase in proven and probable reserves reported in the Company’s NI 43-101 Technical Report issued on October 26, 2017.

38

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

General and Administrative Expenses

The Company incurred general and administrative expenses of $8.6 million for Q4 2017 compared to $4.7 million for Q4 2016. The increase in general and administrative costs in Q4 2017 compared to the same period in 2016 was due to an increase in consultant fees, professional fees, and legal fees incurred in Canada and Mexico.

Adjusted EBITDA

Adjusted EBITDA of $19.2 million for Q4 2017 increased compared to $16.0 million in Q4 2016. The increase in adjusted EBITDA in Q4 2017 was primarily due to the increase in revenues at Yauricocha, discussed previously.

Income taxes

The Company recorded current tax expense of $5.6 million for Q4 2017 compared to $4.6 million in Q4 2016 and the increase was the result of the higher taxable income generated in Peru during Q4 2017 compared to Q4 2016.

During Q4 2017, the Company recorded a deferred tax recovery of $0.6 million compared to $1.8 million in Q4 2016. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased quarter over quarter in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net income of $3.2 million for Q4 2017 compared to $3.5 million for Q4 2016. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive Income (Loss)

OCI for Q4 2017 was $3.6 million compared to OCL of $(5.6) million for the same period in 2016. OCL includes a foreign currency loss of $0.1 million in Q4 2017 (Q4 2016: $(0.4) million).

39

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at December 31, 2017 and December 31, 2016:

(000's)	December 31, 2017	December 31, 2016
Cash and cash equivalents	$23,878	$42,145
Working capital	$(6,784)	$9,576
Total assets	$340,601	$364,812

Debt (net of financing fees)	$64,860	$78,682
Total liabilities	$159,923	$178,850

Equity attributable to owners of the Company	$154,571	$160,268

Cash and cash equivalents of $23.9 million and working capital of $(6.8) million as at December 31, 2017 compared to $42.1 million and $9.6 million, respectively, at the end of 2016. Cash and cash equivalents have decreased by $18.3 million during 2017 due to $54.5 million of operating cash flows being offset by capital expenditures incurred in Mexico and Peru of $(51.6) million, repayment of loans, credit facilities and interest of $(47.5) million, dividends paid to non-controlling interest shareholders of $(3.4) million, and proceeds from issuances of loans and credit facilities of $29.8 million. Included in the $54.5 million of operating cash flows were negative changes in non-cash working capital items of $7.9 million due to the increase accounts receivable and decrease in deferred revenue as at December 31, 2017.

Trade and other receivables includes $5.7 million (December 31, 2016 - $3.8 million) of Mexican value-added tax (“VAT”) receivables. During 2014, the Company commenced the process to request the refund of the VAT receivable relating to 2012 and 2013 and has successfully received refunds of $14.0 million for some of the monthly claims submitted over the past three years. The Company expects to collect or offset the VAT balance against 2018 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at December 31, 2017.

40

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	December 31, 2017	December 31, 2016
Dia Bras Peru loan with BCP (Corona Acquisition)(1)	$-	$40,377	$45,820
Corona loan with BCP (Corona Operating)(2)	$-	$6,309	$12,449
DBP revolving credit facility with BCP(3)	$15,000	$15,000	$-
Corona Notes payable to Scotiabank and Interbank Peru(4)	$15,000	$-	$14,750
Pre-export finance facility with Metagri S.A. de C.V.(5)	$-	$-	$1,179
FIFOMI working capital facility	$7,543	$3,174	$4,484
Total Debt		$64,860	$78,682

Less cash balances		$23,878	$42,145
Net Debt		$40,982	$36,537

(1 – 5) See consolidated financial statements as at December 31, 2017 for details of each loan and credit facility.

Outstanding shares

The authorized share capital at December 31, 2017 was an unlimited number of common shares without par value. As at March 20, 2018, the Company had 162.8 million shares issued and outstanding (December 31, 2016 – 162.4 million shares issued and outstanding).

As at December 31, 2017, there were 1,316,314 RSUs outstanding at a weighted average fair value of C$2.45.

As at March 20, 2018 there are 1,103,330 RSU’s outstanding at a weighted average fair value of C$2.45.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

Financial risk management

The Company is exposed to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The aim of the Company’s overall risk management strategy is to reduce the potential adverse effect that these risks may have on the Company’s financial position and results.

The Company’s Board of Directors has overall responsibility and oversight of management’s risk management practices. Risk management is carried out under policies approved by the Board of Directors. The Company may from time to time, use foreign exchange contracts, future and forward contracts to manage its exposure to fluctuations in foreign currency and metals prices. The Company does not ordinarily enter into hedging arrangements to cover long term commodity price risk unless it has the obligation to do so under a credit facility, which would be approved by the Board of Directors.

41

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

i)	Market Risk

(1)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company and its subsidiaries’ financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact net income or loss. The Company’s sales of silver, copper, lead and zinc are denominated in United States dollars and the Company’s costs are incurred in Canadian dollars, United States dollars, Mexican pesos and Peruvian Nuevo Soles. The United States dollar is the functional currency of the Peruvian and Mexican entities. The Canadian dollar is the functional currency of all other entities. The company also holds cash and cash equivalents, trade and other receivables and accounts payable that are subject to currency risk.

The following are the most significant areas of exposure to currency risk:

	December 31, 2017
	CAN dollar	Mexican Peso	Peruvian Nuevo Soles	Total $

Cash and cash equivalents	132	167	634	933
Income tax and other receivables	158	9,618	918	10,694
	290	9,785	1,552	11,627

Accounts payable and other liabilities	(1,461)	(30,674)	(21,838)	(53,973)

Total	(1,171)	(20,889)	(20,286)	(42,346)

	December 31, 2016
	CAN dollar	Mexican Peso	Peruvian Nuevo Soles	Total $

Cash and cash equivalents	244	67	1,857	2,168
Income tax and other receivables	411	8,933	457	9,801
	655	9,000	2,314	11,969

Accounts payable and other liabilities	(1,086)	(24,234)	(12,539)	(37,859)

Total	(431)	(15,234)	(10,225)	(25,890)

42

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The Company manages and monitors this risk with the objective of mitigating the potential adverse effect that fluctuations in currencies against the Canadian dollar and US dollar could have on the Company’s Consolidated Statement of Financial Position and Consolidated Statement of income (loss). As at December 31, 2017, the Company has not entered into any derivative contracts to mitigate this risk.

A 10% appreciation in the US dollar exchange rate against the Peruvian Nuevo Soles and the Mexican Peso based on the financial assets and liabilities held at December 31, 2017, with all the other variables held constant, would have resulted in an increase to the Company’s net loss of $4,118 (increase in loss in 2016 of $2,500).

A 10% appreciation in the Canadian dollar exchange rate against the US dollar based on the financial assets and liabilities held at December 31, 2017 and 2016, with all the other variables held constant, would have resulted in a negligible impact to the Company’s net income (loss).

(2)	Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its loans payable. The Company monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk. The weighted average interest rate paid by the Company during the year ended December 31, 2017 on its loans and notes payable in Peru was 4.31% (2016 – 4.47%). With all other variables unchanged a 1% increase in the interest rate would have increased the Company’s net loss by $541 (2016 - $635). The interest rate paid by the Company during the year ended December 31, 2017 on its loans payable in Mexico was 5.74% (2016 – 5.83%). With all other variables unchanged a 1% increase in the interest rate would have increased the Company’s net loss by $60 (2016 - $65).

(3)	Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market.

As at December 31, 2017 and 2016, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. Commodity price risk exists solely in Mexico as the Company fixes metal prices with the purchaser of its concentrates for specific sales for which concentrates have been delivered. The Company’s exposure to commodity price risk is as follows:

	2017	2016
Commodity	$	$

10% decrease in silver prices	(27)	(32)
10% decrease in copper prices	(456)	(213)
10% decrease in lead prices	(1)	(1)
10% decrease in gold prices	(87)	(84)

43

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

As at December 31, 2017 and 2016, the Company did not have any forward contracts outstanding.

ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they fall due. The Company has in place planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion and development plans. The Company tries to ensure that it has sufficient committed credit facilities to meet its short-term operating needs.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities and undiscounted cash flows as at December 31, 2017 of the Company’s financial liabilities and operating and capital commitments:

	Within 1 year	1-2 years	2-5 years	After 5 years	Total	As at December 31, 2017
	$	$	$	$	$	$

Accounts payable and accrued liabilities	32,319	-	-	-	32,319	32,319
Loans payable	28,770	7,520	28,430	-	64,720	64,860
Interest on loans payable	207	197	250	-	654	777
Other liabilities	8,579	1,113	-	-	9,692	9,692
Total Commitments	69,875	8,830	28,680	-	107,385	107,648

In the opinion of management, the working captial at December 31, 2017, together with future cash flows from operations and available loan facilities, is sufficient to support the Company’s commitments through 2018.

iii)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument might fail to discharge its obligations under the terms of a financial contract. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents. The Company sells its concentrate to large international organizations. The Company is exposed to significant concentration of credit risk given that all of its revenues from Peru and Mexico were from two customers at each of the locations. At December 31, 2017 the Company has not recorded an allowance against trade receivables because it is confident that all of the balances will be collected in full when due and there have not been any issues collecting balances owed to the Company in the past.

The Company’s policy is to keep its cash and cash equivalents only with highly rated financial institutions and to only invest in government securities. The Company considers the risk of loss associated with cash and cash equivalents to be low. The counterparty to the financial asset is a large international financial institution with strong credit ratings and thus the credit risk is considered to be low.

44

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

11.	OTHER RISKS AND UNCERTAINTIES

Foreign operations

The Company currently conducts foreign operations and has exploration properties in Peru and Mexico, and as such is exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, royalties and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have a material adverse effect on operations or profitability.

The Company currently has no political risk insurance coverage against these risks. The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental regulation

The Company’s activities are subject to extensive laws and regulations governing environmental protection which are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While responsible environmental stewardship is one of the Company’s top priorities, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Exploration, development and mining risk

Sierra’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of base or precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding, mudrushes and other conditions involved in the drilling, mining and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations are also subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

45

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Loan repayment risk

The Company’s ability to repay its loans depends on its future cash flows, profitability, results of operations and financial condition. The Company has prepared budgets based on estimates of commodity prices, future production, operating costs and capital costs however the Company cannot assure you that such revenues, production plans, costs or other estimates will be achieved. Actual revenues and production costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. These factors include, but are not limited to: commodity price fluctuations; actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions (including change to the taxation regime) or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve revenue, production or cost estimates or material increases in costs or material decreases in commodity prices could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Title risk

Although the Company believes that it has exercised commercially reasonable due diligence with respect to determining title to properties that it owns or controls, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which could impair development and/or operations of the Company.

Permit risk

In the ordinary course of business, the Company will be required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process. The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting or licensing authority. The Company may not be able to obtain or renew permits and licenses that are necessary to continue its operations or the cost to obtain or renew permits and licenses may exceed what the Company expects. Any unexpected delays or costs associated with the permitting and licensing process could delay the development or impede operations, which may adversely affect the Company’s revenues and future growth.

46

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability

Although the estimated resources have been delineated with appropriately spaced drilling and sampling, both underground and surface, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

Estimates of mineralized material constitute forward-looking information, which is inherently subject to variability. Although resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Mineral resources

Although the Company’s reported mineral resources have been carefully prepared by qualified persons, these amounts are estimates only by independent geologists, and the Company cannot be certain that any specified level of recovery of mineral will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized materials, which are not mineral reserves, do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the metal price may affect the economic viability of the Company’s properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the economic value of mineral reserves and mineral resources may vary depending on, among other things, metal prices.

Insurance risk

The Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, the Company expects that insurance against risks such as environmental pollution or other hazards as a result of exploration and production may be prohibitively expensive to obtain for a company of Sierra’s size and financial means. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

47

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Competitive risk

The mining industry is competitive in all of its phases. The Company faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Company does. As a result of this competition, the Company may be unable to maintain or acquire attractive mining properties on terms acceptable to the Company or at all. Consequently, the Company’s revenues, operations and financial condition could be materially adversely affected.

Sierra’s common shares may experience price volatility

Securities of mineral resource and mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, as well as market perceptions of the attractiveness of particular industries. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in commodity prices and currency exchange fluctuation. As a result of any of these factors, the market price of the Company’s common shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global financial risk

Financial markets globally have been subject to increased volatility. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the Company’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Sierra. The levels of volatility and market turmoil are on the rise, and the Company may not be able to secure appropriate debt or equity financing, any of which could affect the trading price of the Company’s securities in an adverse manner.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

48

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. The Company continues to vigorously defend its position by applying the proper legal resources necessary to defend its position. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court.

49

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

12.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the consolidated financial statements for the three months and year ended December 31, 2017 and 2016:

	Three Months Ended		Year Ended
(In thousands of United States dollars)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Net income (loss)	$3,719	$(5,210)	$(860)	$(12,721)

Adjusted for:
Depletion and depreciation	7,906	15,301	58,236	45,711
Interest expense and other finance costs	860	(274)	3,639	3,676
Loss on spin out of Cautivo Mining Inc.	-	-	4,412	-
Interest income	(253)	(18)	(376)	(60)
Share-based payments	554	364	1,198	819
Foreign currency exchange and other provisions	1,463	(520)	4,437	(1,295)
Income taxes	4,959	6,342	10,348	5,757
Adjusted EBITDA	$19,208	$15,985	$81,034	$41,887

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

50

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the consolidated financial statements for the three months and year ended December 31, 2017 and 2016:

	Three Months Ended		Year Ended
(In thousands of United States dollars)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Net loss attributable to shareholders	$2,118	$(5,076)	$(4,645)	$(12,265)
Non-cash depletion charge on Corona's acquisition	2,721	8,391	31,448	24,384
Deferred tax recovery on Corona's acquisition depletion charge	(915)	357	(10,668)	(4,637)
Share-based compensation	554	364	1,198	819
Foreign currency exchange gain	(1,237)	(520)	1,737	(1,295)
Loss on spin out of Cautivo Mining Inc.	-	-	4,412	-
Adjusted net income attributable to shareholders	$3,241	$3,516	$23,482	$7,006

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

51

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s consolidated statement of income (loss) for the three months and year ended December 31, 2017 and 2016:

	Year ended					Year ended
(In thousand of US dollars, unless stated)	December 31, 2017					December 31, 2016
	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		111,733	36,616	10,804	159,153	85,901	26,009	14,491	126,401
Reverse: Workers Profit Sharing		(4,446)	-	-	(4,446)	(1,939)	-	-	(1,939)
Reverse: D&A/Other adjustments		(44,619)	(10,148)	(3,409)	(58,175)	(32,445)	(6,309)	(5,814)	(44,568)
Reverse: Variation in Finished Inventory		1,222	(4,342)	264	(2,856)	(1,472)	3,462	444	2,434
Total Cash Cost		63,890	22,127	7,659	93,676	50,045	23,162	9,121	82,328
Tonnes Processed		1,023,492	887,236	88,011	1,998,738	897,169	950,398	186,897	2,034,464
Cash Cost per Tonne Processed	US$	62.42	24.94	87.03	46.87	55.78	24.37	48.80	40.47

	Three months ended					Three months ended
(In thousand of US dollars, unless stated)	December 31, 2017					December 31, 2016
	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		22,551	9,964	2,423	34,938	26,475	5,204	3,837	35,516
Reverse: Workers Profit Sharing		(1,268)	-	-	(1,268)	(970)	-	-	(970)
Reverse: D&A/Other adjustments		(4,536)	(2,552)	(725)	(7,812)	(11,488)	(1,744)	(1,287)	(14,519)
Reverse: Variation in Finished Inventory		531	(867)	240	(96)	(729)	1,901	(465)	707
Total Cash Cost		17,278	6,546	1,938	25,762	13,288	5,361	2,085	20,734
Tonnes Processed		266,222	226,986	16,281	509,488	236,650	245,000	36,055	517,705
Cash Cost per Tonne Processed	US$	64.90	28.84	119.06	50.57	56.15	21.88	57.83	40.05

52

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months and year ended December 31, 2017 and 2016:

Yauricocha:

YAURICOCHA	Three months ended			Year ended
(In thousand of US dollars, unless stated)	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016

Cash Cost per silver equivalent payable ounce
Total Cash Cost		17,278	13,288	63,890	50,045
Variation in Finished inventory		(531)	729	(1,222)	1,472
Total Cash Cost of Sales		16,747	14,017	62,668	51,517
Treatment and Refining Charges		4,461	5,554	12,447	19,502
Selling Costs		1,057	1,022	4,156	3,613
G&A Costs		1,844	1,598	6,054	4,928
Sustaining Capital Expenditures		2,156	1,851	11,632	7,357
All-In Sustaining Cash Costs		26,265	24,042	96,957	86,917
Silver Equivalent Payable Ounces (000's)		2,534	2,241	9,633	6,803
Cost of Sales		18,443	14,862	67,542	53,705
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.28	6.63	7.01	7.89
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.61	6.25	6.51	7.57
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.37	10.73	10.07	12.78
Copper Equivalent Payable Pounds		13,575	15,835	58,547	52,575
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.36	0.94	1.15	1.02
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.23	0.89	1.07	0.98
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.93	1.52	1.66	1.65
Zinc Equivalent Payable Pounds		29,303	32,488	125,077	122,306
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.63	0.46	0.54	0.44
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.57	0.43	0.50	0.42
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.90	0.74	0.78	0.71

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three months and year ended December 31, 2017 and 2016:

Bolivar:

BOLIVAR	Three months ended			Year ended
(In thousand of US dollars, unless stated)	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016

Cash Cost per copper equivalent payable pound
Total Cash Cost		6,546	5,361	22,127	23,162
Variation in Finished inventory		867	(1,901)	4,342	(3,462)
Total Cash Cost of Sales		7,412	3,460	26,468	19,700
Treatment and Refining Charges		1,152	1,254	4,695	5,697
Selling Costs		726	527	2,777	2,610
G&A Costs		834	781	2,577	3,219
Sustaining Capital Expenditures		2,891	2,936	11,054	7,827
All-In Sustaining Cash Costs		13,016	8,958	47,572	39,053
Silver Equivalent Payable Ounces (000's)		803	490	2,920	2,283
Cost of Sales		7,121	5,031	27,418	23,064
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	8.87	10.27	9.39	10.10
Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.23	7.06	9.06	8.63
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	16.21	18.28	16.29	17.11
Copper Equivalent Payable Pounds		4,302	3,463	17,747	17,646
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.66	1.45	1.54	1.31
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.72	1.00	1.49	1.12
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.03	2.59	2.68	2.21
Zinc Equivalent Payable Pounds		9,286	7,105	37,914	41,051
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.77	0.71	0.72	0.56
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.80	0.49	0.70	0.48
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.40	1.26	1.25	0.95

53

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months and year ended December 31, 2017 and 2016:

Cusi:

CUSI	Three months ended			Year ended
(In thousand of US dollars, unless stated)	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016

Cash Cost per silver equivalent payable ounce
Total Cash Cost		1,938	2,085	7,659	9,121
Variation in Finished inventory		(240)	465	(264)	(444)
Total Cash Cost of Sales		1,699	2,550	7,396	8,677
Treatment and Refining Charges		181	678	2,412	2,868
Selling Costs		160	116	610	573
G&A Costs		183	172	566	707
Sustaining Capital Expenditures		1,084	1,319	5,323	4,401
All-In Sustaining Cash Costs		3,306	4,835	16,306	17,226
Silver Equivalent Payable Ounces (000's)		91	198	481	926
Cost of Sales		1,563	1,104	6,019	5,063
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	17.18	5.58	12.51	5.47
Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.67	12.88	15.38	9.37
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	36.33	24.42	33.90	18.60
Copper Equivalent Payable Pounds		490	1,402	2,928	7,155
Cost of Sales per Copper Equivalent Payable Pound	(US$)	3.19	0.79	2.06	0.71
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.47	1.82	2.53	1.21
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	6.75	3.45	5.57	2.41
Zinc Equivalent Payable Pounds		1,059	2,877	6,257	16,643
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	1.48	0.38	0.96	0.30
Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.60	0.89	1.18	0.52
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	3.12	1.68	2.61	1.04

Consolidated:

CONSOLIDATED	Three months ended			Year ended
(In thousand of US dollars, unless stated)	December 31, 2017		December 31, 2016	December 31, 2017	December 31, 2016
Total Cash Cost of Sales		25,858	20,027	96,532	79,894
All-In Sustaining Cash Costs		42,587	37,835	160,835	143,196
Silver Equivalent Payable Ounces (000's)		3,428	2,929	13,034	10,012
Cost of Sales		27,127	20,997	100,979	81,832
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.91	7.17	7.75	8.17
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.54	6.84	7.41	7.98
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	12.42	12.92	12.34	14.30
Copper Equivalent Payable Pounds		18,367	20,700	79,222	77,376
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.48	1.01	1.27	1.06
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.41	0.97	1.22	1.03
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.32	1.83	2.03	1.85
Zinc Equivalent Payable Pounds		39,648	42,470	169,248	180,000
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.68	0.49	0.60	0.45
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.65	0.47	0.57	0.44
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.07	0.89	0.95	0.80

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

54

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

13.	related party transactions

During the year ended December 31, 2017, the Company recorded consulting fees of $200 (2016 - $200) to companies related by common directors or officers. At December 31, 2017, accounts payable and accrued liabilities include $Nil (2016 – $Nil) with these related parties. Related party transactions occurred in the normal course of business. As at December 31, 2017, the Company has accounts receivable outstanding from these related parties of $Nil (2016 - $284).

(a)	Compensation of directors and key management personnel

The remuneration of the Company’s directors, officers and other key management personnel during the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
	$	$
Salaries and other short term employment benefits	2,968	3,847
Share-based payments	2,753	897
Total compensation	5,720	4,744

(b)	Principal Subsidiaries

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

55

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

The principal subsidiaries of the Company and their geographical locations as at December 31, 2017 are as follows:

Name of the subsidiary	Ownership interest	Location

Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
Exploraciones Mineras Dia Bras, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2016 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at December 31, 2017, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

56

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

57

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

Future accounting changes

The following standards and amendments to existing standards have been published and are mandatory for annual periods beginning January 1, 2018, or later periods:

IFRS 9, Financial Instruments: Recognition and measurement (“IFRS 9”)

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the recognition and measurement of financial assets and liabilities. It also introduces a new expected credit loss model for calculating impairment for financial assets and liabilities. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard and does not foresee a material impact upon adopting this standard.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, was issued in May 2014, which covers principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the extent of the impact of the adoption of this standard and does not foresee a material impact upon adopting this standard.

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Company has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

58

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Amendments to IAS 7, Statements of Cash Flows (“IAS 7”)

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The amendments apply prospectively for annual periods beginning on or after January 1, 2017, with earlier application permitted. The Company has determined that there is no impact on the adoption of this amendment within the consolidated financial statements.

15.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at December 31, 2017.

16.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2017, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2017. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2017 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

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Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, ICFR.

17.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 30, 2016 available at www.sedar.com under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

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Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the BCP Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

61

Sierra Metals Inc.
Management’s Discussion and Analysis
For the year ended December 31, 2017
(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

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